Filed pursuant to Rule 424(b)(3)
Registration No. 333-149290

COLE CREDIT PROPERTY TRUST III, INC.
SUPPLEMENT NO. 16 DATED MARCH 30, 2010
TO THE PROSPECTUS DATED APRIL 30, 2009

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated April 30, 2009, Supplement No. 14 dated January 29, 2010, which superseded and replaced all previous supplements to the prospectus and Supplement No. 15 dated March 5, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;

(2)	recent real property investments;

(3)	potential real property investments;

(4)	prior potential property investments;

(5)	selected financial data and portfolio information as of December 31, 2009;

(6)	distributions and share redemptions as of December 31, 2009;

(7)	fees paid to affiliates as of December 31, 2009;

(8)	a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was filed in our Annual Report on Form 10-K on March 29, 2010; and

(9)	updated financial information regarding Cole Credit Property Trust III, Inc.

Status of Our Public Offering

Our initial public offering of 250,000,000 shares of common stock was declared effective on October 1, 2008. Of these shares, we are offering up to 230,000,000 shares in a primary offering and have reserved and are offering up to 20,000,000 shares pursuant to our distribution reinvestment plan. As of March 29, 2010, we had accepted investors’ subscriptions for, and issued, 130,982,315 shares of our common stock in the offering, resulting in gross proceeds of approximately $1.3 billion. As of March 29, 2010, we had approximately 119,017,685 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by October 1, 2010, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 8 of the prospectus:

Description of Real Estate Investments

As of March 29, 2010, we owned 160 properties located in 36 states, comprising approximately 4.2 million gross rentable square feet of commercial space and approximately 6.3 million square feet of land subject to ground leases. Properties acquired between March 5, 2010 and March 29, 2010 are listed below.

			Rentable
Property Description	Type	Tenant	Square Feet	Purchase Price(1)

Walgreens – Augusta, ME	Drugstore	Walgreen Eastern Co., Inc.	14,065	$6,424,242
O’Reilly Auto Parts – LaPlace, LA	Automotive parts	O’Reilly Automotive, Inc.	7,000	1,021,076
O’Reilly Auto Parts – New Roads, LA	Automotive parts	O’Reilly Automotive, Inc.	6,800	820,628
O’Reilly Auto Parts – Beaux Bridge, LA	Automotive parts	O’Reilly Automotive, Inc.	6,800	807,175
Cargill – Blair, NE	Office building	Cargill, Incorporated	30,000	4,955,003
Walgreens – North Mankato, MN	Drugstore	Walgreen Co.	14,550	5,070,000
CVS – New Port Richey, FL	Drugstore	Holiday CVS, LLC	13,813	3,315,000
Kohl’s – McAllen, TX	Department Store	Kohl’s Texas, LP	88,248	7,300,000
Sunset Valley – Austin, TX	Shopping Center	Various	147,841	35,500,000

			329,117	$65,213,124

(1)	Purchase price does not include acquisition costs.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 94 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States. We invest primarily in retail and other income-producing commercial properties located throughout the United States.

As of March 29, 2010, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 160 properties located in 36 states, consisting of approximately 4.2 million gross rentable square feet of commercial space and approximately 6.3 million square feet of land subject to ground leases. The properties generally were acquired through the use of proceeds from our ongoing public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired between March 5, 2010 and March 29, 2010 in order of acquisition date:

				Fees Paid to		Physical
Property Description	Date Acquired	Year Built	Purchase Price(1)	Sponsor(2)	Initial Yield(3)	Occupancy

Walgreens – Augusta, ME	March 5, 2010	2007	$6,424,242	$128,485	8.25%	100%
O’Reilly Auto Parts – LaPlace, LA	March 12, 2010	2008	1,021,076	20,422	8.92%	100%
O’Reilly Auto Parts – New Roads, LA	March 12, 2010	2008	820,628	16,413	8.92%	100%
O’Reilly Auto Parts – Beaux Bridge, LA	March 15, 2010	2009	807,175	16,144	8.92%	100%
Cargill – Blair, NE	March 17, 2010	2009	4,955,003	99,100	7.95%	100%
Walgreens – North Mankato, MN	March 18, 2010	2008	5,070,000	101,400	7.85%	100%
CVS – New Port Richey, FL	March 26, 2010	2004	3,315,000	66,300	8.50%	100%
Kohl’s – McAllen, TX	March 26, 2010	2005	7,300,000	146,000	8.26%	100%
Sunset Valley – Austin, TX	March 26, 2010	2007	35,500,000	710,000	8.91%	97%

			$65,213,124	$1,304,264

(1)	Purchase price does not include acquisition costs.

(2)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 64 of the prospectus.

(3)	Initial yield is calculated as the current annual rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

The following table sets forth the principal provisions of the lease term for the major tenants at the properties listed above:

				% of
			Total	Total		Current		Base Rent
	Number		Square	Square		Annual		per
	of		Feet	Feet	Renewal	Base		Square
Property	Tenants	Major Tenants *	Leased	Leased	Options**	Rent		Foot	Lease Term***

Walgreens – Augusta, ME	1	Walgreen Eastern Co., Inc.	14,065	100%	10/5 yr.	$530,000		$37.68	3/5/2010	7/31/2033
O’Reilly Auto Parts – LaPlace, LA	1	O’Reilly Automotive, Inc.	7,000	100%	3/5 yr.	91,080		13.01	3/12/2010	11/30/2018
						96,540		13.79	12/1/2018	11/30/2028
O’Reilly Auto Parts – New Roads, LA	1	O’Reilly Automotive, Inc.	6,800	100%	3/5 yr.	73,200		10.76	3/12/2010	6/30/2018
						77,592		11.41	7/1/2018	6/30/2028
O’Reilly Auto Parts – Beaux Bridge, LA	1	O’Reilly Automotive, Inc.	6,800	100%	4/5 yr	72,000		10.59	3/15/2010	1/1/2015
						74,880		11.01	12/31/2014	1/1/2020
						79,368		11.67	12/31/2019	1/1/2025
						80,988		11.91	12/31/2024	1/1/2030
Cargill – Blair, NE	1	Cargill, Incorporated	30,000	100%	2/5 yr	397,156	(1)	13.24	3/17/2010	12/31/2024
Walgreens – North Mankato, MN	1	Walgreen Co.	14,550	100%	10/5 yr.	398,000		27.35	3/18/2010	10/31/2033
CVS – New Port Richey, FL	1	Holiday CVS, LLC	13,813	100%	4/5 yr.	281,748		20.40	3/26/2010	1/14/2024
Kohl’s – McAllen, TX	1	Kohl’s Texas, LP	88,248	100%	6/5 yr.	602,734		6.83	3/26/2010	1/31/2026
Sunset Valley – Austin, TX	1	Toys “R” US- Delaware, Inc.	29,960	20%	7/5 yr.	519,000	(2)	17.32	3/26/2010	1/31/2023
	1	PetSmart Inc.	30,005	20%	5/5 yr.	592,599	(2)	19.75	3/26/2010	1/31/2023
	1	DSW Inc.	25,015	17%	3/5 yr.	447,769	(3)	17.90	3/26/2010	1/31/2023

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.

**	Represents option renewal period/term of each option.

***	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(1)	The annual base rent under the lease increases every year by approximately 2.0% of the then-current annual base rent.

(2)	The annual base rent under the lease increases every five years by approximately $30,000.

(3)	The annual base rent under the lease increases every five years by approximately 7.5% of the then-current annual base rent.

Tenant Lease Expirations

The following table sets forth, as of March 29, 2010, lease expirations of our properties, including the properties described above, for each of the next ten years assuming no renewal options are exercised. For purposes of the table, the “Total Annual Base Rent” column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Approx. Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent	Annual Base Rent

2010	1	750	$5,563	0.01%
2011	6	16,368	257,117	0.32%
2012	14	60,950	1,162,272	1.46%
2013	8	64,057	597,696	0.75%
2014	4	9,065	168,045	0.21%
2015	7	36,795	475,126	0.60%
2016	—	—	—	—%
2017	7	67,385	952,859	1.20%
2018	9	121,382	1,990,143	2.51%
2019	10	69,780	1,481,546	1.87%
2020	4	47,090	919,869	1.16%

	70	493,622	$8,010,236	10.09%

For federal income tax purposes, the aggregate depreciable basis in the properties noted above is approximately $53.4 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and depreciate furnishings and equipment over a twelve-year recovery period. The preliminary depreciable basis in the properties noted above is estimated as follows:

Property	Depreciable Tax Basis

Walgreens — Augusta, ME	$5,272,584
O’Reilly Auto Parts — LaPlace, LA	849,912
O’Reilly Auto Parts — New Roads, LA	684,079
O’Reilly Auto Parts — Beaux Bridge, LA	675,347
Cargill — Blair, NE	4,071,091
Walgreens — North Mankato, MN	4,153,580
CVS — New Port Richey, FL	2,662,082
Kohl’s — McAllen, TX	5,984,363
Sunset Valley — Austin, TX	29,033,612

$53,386,650

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above. In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2.0% of gross revenues from our single tenant properties and (ii) up to 4.0% of gross revenues from our multi-tenant properties. We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;

•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below. The respective seller of each property is an unaffiliated third party.

			Approximate
		Approximate	Compensation to
Property	Expected Acquisition Date	Purchase Price(1)	Sponsor(2)

Walgreens — Forestdale, AL	March 2010	$3,126,000	$62,520
Advance Auto — Twinsburg, OH	March 2010	1,266,000	25,320
Advance Auto — Sylvania, OH	March 2010	1,241,000	24,820
Advance Auto — Canton, OH	March 2010	1,363,000	27,260
Advance Auto — Delaware, OH	March 2010	1,495,000	29,900
Advance Auto — Holland, OH	March 2010	1,323,000	26,460
Walgreens — Tucson, AZ	March 2010	5,450,000	109,000
Northern Tool — Ocala, FL	March 2010	3,518,000	70,360
Applebee’s — Joplin, MO	March 2010	2,110,000	42,200
Applebee’s — Rolla, MO	March 2010	2,196,000	43,920
Applebee’s — Marion, IL	March 2010	1,734,000	34,680
Applebee’s — Elizabeth City, NC	March 2010	1,900,000	38,000
Applebee’s — Memphis, TN	March 2010	2,091,000	41,820
Applebee’s — Madisonville, KY	March 2010	1,885,000	37,700
Applebee’s — Farmington, MO	March 2010	2,119,600	42,392
Applebee’s — Vincennes, IN	March 2010	1,845,200	36,904
Aaron Rents Portfolio V — Various(3)	March 2010	12,342,000	246,840
Aaron Rents Portfolio VI — Various(4)	March 2010	10,098,000	201,960
LA Fitness — Denton, TX	March 2010	7,825,000	156,500
FedEx — Plattsburgh, NY	April 2010	5,325,000	106,500
Walgreens — Leland, NC	April 2010	5,800,000	116,000
Walgreens — Durham, NC	April 2010	4,805,000	96,100

		$80,857,000	$1,617,156

(1)	Approximate purchase price does not include acquisition costs, which we expect to be approximately 3.0% of the contract purchase price, which include acquisition fees described in note 2 below.

(2)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

(3)	The Aaron Rents Portfolio V consists of eight single-tenant retail properties located in Alabama, Arkansas, Michigan, Ohio, Pennsylvania, Texas and Florida, which were purchased under a sale-lease back agreement and the properties are subject to a master lease agreement.

(4)	The Aaron Rents Portfolio VI consists of eight single-tenant retail properties located in Alabama, Indiana, Missouri, North Carolina, Ohio, South Carolina, Texas and Mississippi, which were purchased under a sale-lease back agreement and the properties are subject to a master lease agreement.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

		Total Square Feet	% of Total Square
Property	Major Tenants*	Leased	Feet Leased

Walgreens — Forestdale, AL	Walgreen Co.	13,905	100%
Advance Auto — Twinsburg, OH	Advance Stores Company, Inc.	6,000	100%
Advance Auto — Sylvania, OH	Advance Stores Company, Inc.	6,000	100%
Advance Auto — Canton, OH	Advance Stores Company, Inc.	7,000	100%
Advance Auto — Delaware, OH	Advance Stores Company, Inc.	7,000	100%
Advance Auto — Holland, OH	Advance Stores Company, Inc.	6,000	100%
Walgreens — Tucson, AZ	Walgreen Arizona Drug Co.	15,120	100%
Northern Tool — Ocala, FL	Northern Tool & Equipment Company, Inc.	26,054	100%
Applebee’s — Joplin, MO	(1)	5,396	100%
Applebee’s — Rolla, MO	(1)	4,738	100%
Applebee’s — Marion, IL	(1)	5,404	100%
Applebee’s — Elizabeth City, NC	(1)	4,370	100%
Applebee’s — Memphis, TN	(1)	4,758	100%
Applebee’s — Madisonville, KY	(1)	5,404	100%
Applebee’s — Farmington, MO	(1)	3,911	100%
Applebee’s — Vincennes, IN	(1)	5,494	100%
Aaron Rents Portfolio V — Various(2)	Aaron’s Inc.	207,697	100%
Aaron Rents Portfolio VI — Various(3)	Aaron’s Inc.	188,681	100%
LA Fitness — Denton, TX	LA Fitness International LLC	45,000	100%
FedEx — Plattsburgh, NY	FedEx Ground Package System, Inc.	49,780	100%
Walgreens — Leland, NC	Walgreen Co.	14,820	100%
Walgreens — Durham, NC	Walgreen Co.	14,820	100%

		647,352

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.

(1)	Applebee’s Restaurants Kansas, LLC, Applebee’s Restaurants Mid-Atlantic, LLC, Applebee’s Restaurants North LLC, Applebee’s Restaurants Texas LLC, and Applebee’s Restaurants West LLC will collectively execute the lease as tenant.

(2)	The Aaron Rents Portfolio V consists of eight single-tenant retail properties located in Alabama, Arkansas, Michigan, Ohio, Pennsylvania, Texas and Florida, which were purchased under a sale-lease back agreement and the properties are subject to a master lease agreement.

(3)	The Aaron Rents Portfolio VI consists of eight single-tenant retail properties located in Alabama, Indiana, Missouri, North Carolina, Ohio, South Carolina, Texas and Mississippi, which were purchased under a sale-lease back agreement and the properties are subject to a master lease agreement.

The table below provides leasing information for the major tenants at each property:

						Base Rent
	Number			Current		per
	of		Renewal	Annual Base		Square
Property	Tenants	Major Tenants *	Options**	Rent		Foot	Lease Term ***

Walgreens — Forestdale, AL	1	Walgreen Co.	7/5 yr.	$289,260		$20.80	5/8/1999	5/31/2024
Advance Auto — Twinsburg, OH	1	Advance Stores Company, Inc.	3/5 yr.	110,814		18.47	6/11/2009	6/30/2024
Advance Auto — Sylvania, OH	1	Advance Stores Company, Inc.	3/5 yr.	108,659		18.11	2/4/2010	2/28/2025
Advance Auto — Canton, OH	1	Advance Stores Company, Inc.	3/5 yr.	119,300		17.04	8/2/2007	8/31/2022
Advance Auto — Delaware, OH	1	Advance Stores Company, Inc.	3/5 yr.	130,804		18.69	7/31/2008	7/31/2023
Advance Auto — Holland, OH	1	Advance Stores Company, Inc.	3/5 yr.	115,764		19.29	11/6/2008	11/30/2023
Walgreens — Tucson, AZ	1	Walgreen Arizona Drug Co.	7/5 yr.	465,000		30.75	8/1/2003	7/31/2028
Northern Tool — Ocala, FL	1	Northern Tool & Equipment Company, Inc.	3/5 yr.	306,135	(2)	11.75	5/8/2008	5/31/2023
Applebee’s — Joplin, MO	1	(1)	4/5 yr.	211,000		39.10	3/31/2010	7/31/2010
				215,220	(3)	39.89	8/1/2010	6/12/2028
Applebee’s — Rolla, MO	1	(1)	4/5 yr.	219,600		46.35	3/31/2010	7/31/2010
				223,992	(3)	47.28	8/1/2010	6/12/2028
Applebee’s — Marion, IL	1	(1)	4/5 yr.	173,400		32.09	3/31/2010	7/31/2010
				176,868	(3)	32.73	8/1/2010	6/12/2028
Applebee’s — Elizabeth City, NC	1	(1)	4/5 yr.	190,000		43.48	3/31/2010	7/31/2010
				193,800	(3)	44.35	8/1/2010	6/12/2028
Applebee’s — Memphis, TN	1	(1)	4/5 yr.	209,100		43.95	3/31/2010	7/31/2010
				213,282	(3)	44.83	8/1/2010	6/12/2028
Applebee’s — Madisonville, KY	1	(1)	4/5 yr.	188,500		34.88	3/31/2010	7/31/2010
				192,270	(3)	35.58	8/1/2010	6/12/2028
Applebee’s — Farmington, MO	1	(1)	4/5 yr.	211,960		54.20	3/31/2010	7/31/2010
				216,199	(3)	55.28	8/1/2010	6/12/2028
Applebee’s — Vincennes, IN	1	(1)	4/5 yr.	184,520		33.59	3/31/2010	7/31/2010
				188,210	(3)	34.26	8/1/2010	6/12/2028
Aaron Rents Portfolio V — Various(4)	1	Aaron’s Inc.	4/5 yr.	1,005,873		4.84	3/31/2010	3/31/2025
Aaron Rents Portfolio VI — Various(5)	1	Aaron’s Inc.	4/5 yr.	822,987		4.36	3/31/2010	3/31/2025
LA Fitness — Denton, TX	1	LA Fitness International LLC	3/5 yr.	798,750	(6)	17.75	7/24/2009	6/13/2025
FedEx — Plattsburgh, NY	1	FedEx Ground Package System, Inc.	2/5 yr.	487,361		9.79	8/15/2006	9/30/2018
Walgreens — Leland, NC	1	Walgreen Co.	10/5 yr.	372,850		25.16	5/27/2008	5/31/2033
Walgreens — Durham, NC	1	Walgreen Co.	10/5 yr	450,000		30.36	9/28/2009	9/30/2034

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.

**	Represents remaining option renewal periods/term of each option.

***	Represents lease term beginning with the lease commencement date through the end of the non-cancellable lease term.

(1)	Applebee’s Restaurants Kansas, LLC, Applebee’s Restaurants Mid-Atlantic, LLC, Applebee’s Restaurants North LLC, Applebee’s Restaurants Texas LLC, and Applebee’s Restaurants West LLC will collectively execute the lease as tenant.

(2)	The annual base rent under the lease increases every five years by $13,027.

(3)	The annual base rent under the lease increases every year by 2% for three years. Thereafter, the annual base rent under the lease increases on the eighth and thirteenth year by 10%.

(4)	The Aaron Rents Portfolio V consists of eight single-tenant retail properties, which are subject to a master lease. The initial base rent under the lease increases every five years by 10% of the then-current base rent. For purposes of this presentation, the individual rental rates, terms and escalations are not displayed in the table.

(5)	The Aaron Rents Portfolio VI consists of eight single-tenant retail properties, which are subject to a master lease. The initial base rent under the lease increases every five years by 10% of the then-current base rent. For purposes of this presentation, the individual rental rates, terms and escalations are not displayed in the table.

(6)	The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or $45,000.

We expect to purchase the properties with proceeds from our ongoing public offering of common stock and proceeds from previously issued debt. We may use the properties as collateral in future financings.

Prior Potential Property Investments

A prior supplement to this prospectus described a potential acquisition of a 14,550 square foot single-tenant commercial building leased to Walgreen Co., located in Newport News, VA. The purchase agreement for the acquisition of the property was terminated and this property is no longer under consideration for purchase.

Selected Financial Data

The following data is added to the prospectus.

The following data should be read in conjunction with our consolidated financial statements and the notes thereto and the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected financial data presented below has been derived from our audited consolidated financial statements as of and for the year ended December 31, 2009 and as of December 31, 2008 and for the period from January 22, 2008 (date of inception) to December 31, 2008.

Balance Sheet Data:	December 31, 2009	December 31, 2008

Total real estate assets, net	$718,368,218	$—
Cash and cash equivalents	$278,716,714	$172,493
Restricted cash	$1,191,249	$2,849,043
Total assets	$1,005,895,070	$3,032,829
Notes payable	$129,302,100	$—
Escrowed investor proceeds	$1,121,400	$2,849,043
Due to affiliates	$743,353	$—
Acquired below market lease intangibles, net	$20,032,213	$—
Total liabilities	$162,049,474	$2,933,977
Stockholders’ equity	$831,463,171	$98,852

		For the Period From
		January 22, 2008
	Year Ended	(date of inception)
Operating Data:	December 31, 2009	to December 31, 2008

Total revenue	$23,003,534	$—
General and administrative expenses	$2,160,974	$104,769
Property operating expenses	$594,455	$—
Property and asset management expenses	$1,992,937	$—
Acquisition related expenses	$18,563,994	$—
Depreciation and amortization	$5,474,070	$—
Operating loss	$(5,782,896)	$(104,769)
Interest income	$500,226	$3,621
Interest expense	$2,538,176	$—
Net loss	$(7,820,846)	$(101,148)
Modified funds from operations(1)	$16,217,218	$ *
Net operating income(2)	$21,825,470	$ *
Per share data:
Net loss — basic and diluted	$(0.20)	$(5.06)
Weighted average dividends declared	$0.68	$—
Weighted average shares outstanding — basic and diluted	40,060,709	20,000

		For the Period From
		January 22, 2008
	Year Ended	(date of inception)
Cash Flow Data:	December 31, 2009	to December 31, 2008

Cash flows provided by (used in) operations	$74,038	$(27,507)
Cash flows used in investing activities	$(702,104,818)	$(2,849,043)
Cash flows provided by financing activities	$980,575,001	$3,049,043

*	As we commenced our principal operations on January 6, 2009, these non-GAAP financial measures are not applicable.

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Modified Funds from Operations” included elsewhere in this prospectus supplement for information regarding why we present modified funds from operations and for a reconciliation of this non-GAAP financial measure to net loss.

(2)	See tables below for a reconciliation of this non-GAAP financial measure to net loss.

Reconciliations of Non-GAAP Financial Measures

The following table presents the historic net operating income derived from our investments in real estate assets for the year ended:

December 31,
2009

Rental revenue(1)	$23,003,534
Property operating expenses(2)	(594,455)
Property management expenses	(583,609)

Net operating income	$21,825,470

(1)	Rental revenue includes adjustments as defined by GAAP such as straight-line rental revenue, tenant reimbursements and amortization of intangibles related to above and below market leases acquired with real estate.

(2)	The primary property operating expense items are repairs and maintenance, property taxes, and insurance. Property operating expenses exclude depreciation, amortization, acquisition related expenses, general and administrative expenses, interest expense and property and asset management fees.

We consider net operating income (“NOI”), to be an appropriate supplemental performance measure, because NOI reflects the operating performance of our real estate assets and excludes certain items that are not considered to be controllable in connection with the management of each property, such as depreciation and amortization, general and administrative expenses and interest expense.

NOI is a non-GAAP financial measure and does not represent net income (loss) as defined by GAAP. Net income (loss) as defined by GAAP is the most relevant measure in determining our operating performance because NOI includes adjustments that investors may deem subjective, such as adding back expenses such as interest expense, acquisition related expenses, depreciation and amortization. Accordingly, NOI should not be considered as an alternative to net income (loss) as an indicator of our operating performance.

Our reconciliation of NOI to reported net loss is presented in the following table for the year ended:

December 31,
2009

Net operating income	$21,825,470
General and administrative	(2,160,974)
Asset management expenses	(1,409,328)
Acquisition related expenses	(18,563,994)
Depreciation	(3,178,078)
Amortization	(2,295,992)
Interest income	500,226
Interest expense	(2,538,176)

Net loss	$(7,820,846)

Distribution Policy and Distributions

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Distribution Policy and Distributions” beginning on page 131 of the prospectus.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2009	2009	2009	2009

Distributions paid in cash	$4,983,088	$2,891,060	$1,147,343	$116,118
Distributions reinvested	6,873,550	4,004,812	1,591,349	156,537

Total distributions	$11,856,368	$6,895,872	$2,738,692	$272,655

Source of distributions:
Cash flows provided by (used in) operations	$2,696,431	$594,247	$(2,017,507)	$(1,199,133)
Proceeds from issuance of common stock	7,264,655	4,664,775	4,756,199	1,471,788
Proceeds from notes payable	1,895,282	1,636,850	—	—

Total sources	$11,856,368	$6,895,872	$2,738,692	$272,655

Cash flows provided by and used in operations of approximately $2.7 million, $0.6 million, ($2.0 million) and ($1.2 million) for the three months ended December 31, 2009, September 30, 2009, June 30, 2009 and March 31, 2009, respectively, have been reduced by approximately $7.3 million, $4.7 million, $4.3 million and $2.3 million, respectively, of real estate acquisition related expenses incurred and expensed during the period in accordance with Accounting Standards Codification 805, Business Combinations. We consider the real estate acquisition related expenses to have been funded by proceeds from our ongoing public offering of shares of our common stock because the expenses were incurred to acquire our real estate investments.

Share Redemption Program

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Share Redemption Program” beginning on page 135 of the prospectus.

During the year ended December 31, 2009, we redeemed 25,088 shares of common stock for approximately $244,000 ($9.72 per share). As of December 31, 2008, we had not redeemed any shares of common stock. We have honored all redemption requests that comply with the applicable requirements and guidelines of our share redemption program set forth in our prospectus. We have funded and intend to continue funding share redemptions with proceeds from our DRIP.

Compensation Paid to CR III Advisors and its Affiliates

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation” beginning on page 64 of the prospectus.

The following table summarizes the cumulative compensation, fees and reimbursements we paid to CR III Advisors and its affiliates related to the offering stage during the respective periods reflected below. As of December 31, 2009, approximately $490,000 of such costs were accrued, as they had been incurred by CR III Advisors and its affiliates, but had not yet been reimbursed by the Company. No such costs were accrued and owed to CR III Advisors during the period from January 22, 2008 (date of inception) to December 31, 2008.

	Twelve	Nine	Six	Three
	Months Ended	Months Ended	Months Ended	Months Ended
Offering Stage:	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009

Selling commissions	$66,533,671	$44,117,795	$24,739,853	$8,900,176
Selling commissions reallowed	$66,533,671	$44,117,795	$24,739,853	$8,900,176
Dealer manager fee	$19,311,376	$12,756,501	$7,054,965	$2,529,792
Dealer manager fee reallowed	$9,097,852	$6,084,682	$3,424,664	$1,248,625
Other organization and offering expenses	$12,879,360	$9,591,282	$5,312,312	$1,929,854

The following table summarizes the compensation, fees and reimbursements we paid to CR III Advisors and its affiliates related to the acquisitions, operations and liquidation/listing stages during the respective periods. As of December 31, 2009, approximately $254,000 of such costs were accrued, as they had been incurred by CR III Advisors and its affiliates, but had not yet been reimbursed by the Company. No such costs were accrued and owed to CR III Advisors during the period from January 22, 2008 (date of inception) to December 31, 2008.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2009	2009	2009	2009

Acquisitions and Operations Stage:
Acquisition and advisory fees	$5,572,446	$3,455,119	$3,264,024	$1,795,145
Acquisition expenses	$188,724	$209,783	$72,542	$—
Asset management expenses	$714,491	$460,550	$163,948	$52,878
Property management and leasing expenses	$329,810	$155,080	$44,192	$20,805
Operating expenses	$389,505	$279,875	$—	$—
Financing coordination fees	$495,000	$500,000	$298,900	$—
Liquidation/ Listing Stage:
Real estate commissions	$—	$—	$—	$—
Subordinated participation in net sale proceeds	$—	$—	$—	$—
Subordinated incentive listing fee	$—	$—	$—	$—

The prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto, included elsewhere in this prospectus supplement.

Overview

We were formed on January 22, 2008 to acquire and operate a diverse portfolio of commercial real estate investments primarily consisting of retail and other income producing commercial properties located throughout the United States, including U.S. protectorates. We commenced our principal operations on January 6, 2009, when we issued the initial 262,059 shares of common stock in the Offering. Prior to such date, we were considered a development stage company. We acquired our first real estate property on January 6, 2009. We have no paid employees and are externally advised and managed by CR III Advisors, an affiliate of ours. We intend to qualify as a real estate investment trust for federal income tax purposes.

Our operating results and cash flows are primarily influenced by rental income from our commercial properties and interest expense on our property acquisition indebtedness. Rental and other property income accounted for approximately 98% of total revenue during the year ended December 31, 2009. As approximately 99.9% of our rentable square feet was under lease as of December 31, 2009, with an average remaining lease term of approximately 17.5 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. We did not acquire any real estate investments during the period from January 22, 2008 (date of inception) through December 31, 2008. Our advisor regularly monitors the creditworthiness of our tenants by reviewing the tenant’s financial results, credit rating agency reports (if any) on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease. As of December 31, 2009, the debt leverage ratio of our portfolio, which is the ratio of debt to total gross real estate and related assets net of gross intangible lease liabilities, was approximately 18%. As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions by entering into purchase agreements and loan commitments simultaneously so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties, or by entering into sale-leaseback transactions. We expect to manage our interest rate risk by monitoring the interest rate environment in connection with our planned property acquisitions to determine the appropriate acquisition financing, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing for future acquisitions, our results of operations may be adversely affected.

Recent Market Conditions

Although there are signs of recovery, the current mortgage lending and interest rate environment for real estate in general continues to be disrupted and the overall economic fundamentals remain uncertain. Domestic and international financial markets experienced significant disruptions that were brought about in large part by challenges in the world-wide banking system. These disruptions have severely impacted the availability of credit and have contributed to rising costs associated with obtaining credit. We have and expect to continue to experience stringent lending criteria, which may affect our ability to finance certain property acquisitions. Additionally, for properties in which we are able to obtain acquisition financing, the interest rates on such loans may be unacceptable. We have and expect to continue to manage the current mortgage lending environment by utilizing fixed rate loans if the terms are acceptable, short-term variable rate loans, assuming existing mortgage loans in connection with property acquisitions, or entering into interest rate lock or swap agreements, or any combination of the foregoing. We have and expect to continue to acquire properties for cash without financing, which will reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. If we are unable to obtain suitable financing for future acquisitions or we are unable to identify suitable properties at appropriate prices in the current credit environment, we may have a large amount of uninvested cash, which may adversely affect our results of operations. We will continue to evaluate alternatives in the current market, including purchasing or originating debt backed by real estate, which could produce attractive yields in the current market environment. All of these events would have a material adverse effect on our results of operations, financial condition and ability to pay distributions and redeem shares.

The current economic environment has lead to higher unemployment and a decline in consumer spending. These economic trends have adversely impacted the retail and real estate markets causing higher tenant vacancies, declining rental rates, and declining property values. As of December 31, 2009, 99.9% of our rentable square feet were under lease. However, if current economic conditions persist, we may experience vacancies or be required to reduce rents on occupied space. If we do experience vacancies, our advisor will actively seek to lease our vacant space; however, as retailers and other tenants have been delaying or eliminating their store expansion plans, the amount of time required to re-tenant a property has been increasing.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.

Investment in and Valuation of Real Estate and Related Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful life of each asset. Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition, excluding acquisition related expenses effective January 1, 2009, construction and any tenant improvements, major improvements and betterments that extend the useful life of the related asset and leasing costs. All repairs and maintenance are expensed as incurred.

Assets, other than land, are depreciated or amortized on a straight line basis. The estimated useful lives of our assets by class are generally as follows:

Building	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lesser of useful life or lease term

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may not be recoverable. Impairment indicators that we consider include, but are not limited to, bankruptcy of a property’s major tenant, a significant decrease in a property’s revenues due to circumstances, such as lease terminations, vacancies, co-tenancy clauses or reduced lease rates. When indicators of potential impairment are present, we assess the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will reduce the real estate and related intangible assets and liabilities to their fair value and recognize an impairment loss. We had no assets with indicators of potential impairment as of December 31, 2009 or December 31, 2008.

Projections of expected future cash flows require us to use estimates such as future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the number of months it takes to release the property, required tenant improvements and the number of years the property is held for investment. The use of inappropriate assumptions in the future cash flow analysis would result in an incorrect assessment of the property’s future cash flow and fair value and could result in the misstatement of the carrying value of our real estate and related intangible assets and net income.

When a real estate asset is identified by management as held for sale, we cease depreciation of the asset and estimate the sales price, net of selling costs. If, in management’s opinion, the net sales price of the asset is less than the net book value of the asset, an adjustment to the carrying value would be recorded to reflect the estimated fair value of the property. We had no assets identified as held for sale as of December 31, 2009 and 2008.

Allocation of Purchase Price of Real Estate and Related Assets

Upon the acquisition of real properties, we allocate the purchase price of such properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their fair values. We utilize independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). We obtain an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to us, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by us in estimating the allocation of purchase price to the building and to lease intangibles. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The fair values of above market and below market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease values are capitalized as intangible lease assets or liabilities. Above market lease values are amortized as an adjustment of rental income over the lesser of the useful life or the remaining terms of the respective leases. Below market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market and below market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, and opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant may include commissions, tenant improvements, and other direct costs and are estimated, in part, by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. These direct costs are included in intangible lease assets in our consolidated balance sheets and are amortized to expense over the lesser of the useful life or the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These intangibles are included in intangible lease assets in our consolidated balance sheet and are amortized to expense over the lesser of the useful life or the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The determination of the fair values of the assets and liabilities acquired require the use of significant assumptions with regard to the current market rental rates, rental growth rates, discount and capitalization rates, interest rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of our purchase price allocations, which could impact the amount of our reported net income.

Revenue Recognition

Upon the acquisition of real estate, certain properties have leases where minimum rent payments increase during the term of the lease. We record rental revenue for the full term of each lease on a straight-line basis. When we acquire a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation. We defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Reimbursements from tenants for recoverable real estate taxes and operating expenses are included in rental income in the period the related costs are incurred.

Income Taxes

We intend to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code. We generally will not be subject to federal corporate income tax to the extent we distribute our REIT taxable income to our stockholders, and so long as we distribute at least 90% of our taxable income. REITs are subject to a number of other complex organizational and operational requirements. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

Derivative Instruments and Hedging Activities

ASC 815, Derivatives and Hedging (“ASC 815”), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives are carried at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income (loss). The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria of ASC 815 are recorded as a gain or loss to operations. Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities, and the determination of hedge effectiveness can involve significant estimates. If we incorrectly estimate the fair value of derivatives or hedge effectiveness, our net income could be impacted.

Results of Operations

Year ended December 31, 2009

On January 6, 2009, we commenced our principal operations when we issued the initial 262,059 shares of our common stock in the Offering. Prior to such date, we were considered a development stage company. As of December 31, 2009, we owned 131 single-tenant, freestanding commercial properties and two multi-tenant properties of which approximately 99.9% of the gross rentable space was leased. Because we did not commence principal operations until January 6, 2009, comparative financial data is not presented for the period from January 22, 2008 (date of inception) to December 31, 2008.

Revenue.  Revenue for the year ended December 31, 2009, totaled approximately $23.0 million. Rental and other property income accounted for approximately 98% of our revenue.

General and Administrative Expenses.  General and administrative expenses for the year ended December 31, 2009 were approximately $2.2 million, primarily relating to expense reimbursements to our advisor pursuant to our advisory agreement of $744,000, as well as board of directors costs, escrow and trustee fees, accounting fees and state franchise taxes.

Property Operating Expenses.  For the year ended December 31, 2009, property operating expenses were approximately $594,000, which included property taxes, insurance, and maintenance costs which are substantially reimbursed by the tenants.

Property and Asset Management Expenses.  Property and asset management expenses for the year ended December 31, 2009 totaled approximately $2.0 million. Pursuant to the advisory agreement with our advisor, we are required to pay to our advisor a monthly asset management fee equal to one-twelfth of 0.50% of the aggregate asset value of our properties. Additionally, we may be required to reimburse expenses incurred by our advisor in providing asset management services, subject to limitations as set forth in the advisory agreement. Pursuant to the property management agreement with our affiliated property manager, we are required to pay to our property manager a property management fee in an amount up to 2% of gross revenues from each of our single tenant properties and up to 4% of gross revenues from each of our multi-tenant properties. We may also be required to reimburse our property manager expenses it incurred relating to managing or leasing the properties, subject to limitations as set forth in the advisory agreement.

Property and asset management fees for the year ended December 31, 2009 totaled approximately $1.8 million. Property management fees and asset management fees are directly related to the rental income generated by such assets and the value of real estate owned by us. During the year ended December 31, 2009, our rental revenue was approximately $22.6 million and the average aggregate value of our real estate assets, net of gross intangible lease liabilities, was approximately $351.9 million. During the year ended December 31, 2009, we recorded approximately $238,000 of expenses related to reimbursement of costs incurred by our advisor in performing asset management and property management services.

Acquisition Related Expenses.  Acquisition related expenses totaled approximately $18.6 million, which were related to our real estate acquisitions during the year ended December 31, 2009. Pursuant to the advisory agreement with our advisor, we will pay to our advisor 2% of the contract purchase price of each property or asset acquired. During the year ended December 31, 2009, we paid approximately $14.1 million to our advisor for acquisition fees. Pursuant to the advisory agreement with our advisor, we may also be required to reimburse our advisor for acquisition expenses incurred in the process of acquiring property or in the origination or acquisition of a loan. During the year ended December 31, 2009, we reimbursed our advisor $399,000 in acquisition expenses in connection to the acquisition of 133 commercial properties with an aggregate purchase price of approximately $703.8 million.

Depreciation and Amortization Expenses.  For the year ended December 31, 2009, depreciation and amortization expenses totaled approximately $5.5 million. Depreciation and amortization expenses are directly related to the value of real estate and related assets owned by us. During the year ended December 31, 2009, the average aggregate value of our real estate assets, net of gross intangible lease liabilities, was approximately $351.9 million.

Interest Income.  During the year ended December 31, 2009, interest income was approximately $500,000. The amount of interest income earned is related to the amount of uninvested cash during the year and interest rates earned on the uninvested cash.

Interest Expense.  During the year ended December 31, 2009, we incurred interest expense of approximately $2.5 million, which includes amortization of deferred financing costs, related to our notes payable outstanding of approximately $129.3 million. Our debt financing costs in future periods will vary based on our level of future borrowings, which will depend on the level of investor proceeds raised, the cost and availability of borrowings, and the opportunity to acquire real estate assets fitting our investment needs.

Portfolio Information

Real Estate Portfolio

As of December 31, 2009, we owned 133 properties located in 33 states, the gross rentable space of which was approximately 99.9% leased with an average lease term remaining of approximately 17.5 years.

As of December 31, 2009, our five highest tenant concentrations, based on annualized gross base rents, were as follows:

				Percentage of 2009
	Total Number of	Leased	2009 Annualized	Annualized Gross
Tenant	Leases	Square Feet(1)	Gross Base Rent	Base Rent

Walgreens — drug store	24	347,545	$9,094,239	15%
Home Depot — home improvement	7	1,110,041	8,774,796	14%
CVS — drug store	15	197,129	6,297,629	10%
Kohl’s — department store	6	522,985	5,114,867	8%
Cracker Barrel — restaurant	15	151,493	5,084,638	8%

	67	2,329,193	$34,366,169	55%

(1)	Including square feet of buildings which are on land subject to ground leases.

As of December 31, 2009, our five highest tenant industry concentrations, based on annualized gross base rents, were as follows:

			2008
			Annualized	Percentage of 2009
	Total Number of	Leased	Gross Base	Annualized Gross
Industry	Leases	Square Feet(1)	Rent	Base Rent

Drugstore	39	544,674	$15,391,868	25%
Home improvement	9	1,412,503	10,302,424	17%
Specialty Retail	36	530,725	7,334,354	12%
Restaurant	27	175,048	5,710,425	9%
Department store	8	581,179	5,674,007	9%

	119	3,244,129	$44,413,078	72%

(1)	Including square feet of buildings which are on land subject to ground leases.

As of December 31, 2009, our five highest geographic concentrations, based on annualized gross base rents, were as follows:

			2009
			Annualized	Percentage of 2009
	Total Number of	Rentable	Gross Base	Annualized Gross
Location	Properties	Square Feet(1)	Rents	Base Rent

Texas	40	1,040,392	$16,573,041	27%
Virginia	10	571,794	5,848,356	9%
California	4	377,230	3,678,988	6%
Arizona	3	304,352	3,535,907	6%
South Carolina	8	196,752	3,280,349	5%

	65	2,490,520	$32,916,641	53%

(1)	Including square feet of buildings which are on land subject to ground leases.

Modified Funds from Operations

Modified funds from operations (“MFFO”) is a non-GAAP supplemental financial performance measure that our management uses in evaluating the operating performance of our real estate investments. Similar to Funds from Operations (“FFO”), a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts (“NAREIT”) widely recognized as a measure of operating performance of a real estate company, MFFO, as defined by our company, excludes items such as real estate depreciation and amortization, and gains and losses on the sale of real estate assets. However, changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted a significant increase in the amount of non-cash and non-operating items included in FFO, as defined. In addition to the adjustments in FFO, MFFO, as defined by our company, also excludes acquisition related expenses, which are required to be expensed in accordance with GAAP. We believe that MFFO, which excludes these costs, is more representative of the operating performance of our real estate portfolio. Depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Additionally, gains and losses on sale of real estate assets are items that management does not include in its evaluation of the current operating performance of its real estate investments, rather management believes that the impact of these items will be reflected over time through changes in rental income or other related costs. Also, management does not include acquisition related expenses in its evaluation of current operating performance as acquisition related expenses are funded with proceeds from the Offering and accordingly will not be incurred in future periods for real estate acquired during the periods presented below. We believe that MFFO reflects the overall operating performance of our real estate portfolio, which may not be immediately apparent from reported net income. As such, we believe MFFO, in addition to net income and cash flows from operating activities, as defined by GAAP, is a meaningful supplemental performance measure and is useful in understanding how our management evaluates our ongoing operating performance.

However, MFFO should not be considered as an alternative to net income or to cash flows from operating activities and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs.

Our calculation of MFFO, and a reconciliation to net loss, which is the most directly comparable GAAP financial measure, is presented in the following table for the year ended December 31, 2009:

Year Ended
December 31,
2009

Net loss	$(7,820,846)
Add:
Depreciation of real estate assets	3,178,078
Amortization of lease related costs	2,295,992
Acquisition related expenses	18,563,994

MFFO	$16,217,218

Set forth below is additional information that may be helpful in assessing our operating results:

•	In order to recognize revenues on a straight-line basis over the terms of the respective leases, we recognized additional revenue by straight-lining rental revenue of approximately $2.0 million during the year ended December 31, 2009.

•	Amortization of deferred financing costs totaled approximately $202,000 during the year ended December 31, 2009.

Liquidity and Capital Resources

General

Our principal demands for funds are for real estate and real estate-related investments and the payment of acquisition related expenses, operating expenses, distributions to stockholders and principal and interest on any future outstanding indebtedness. Generally, cash needs for items other than acquisitions and acquisition related expenses will be generated from operations and our current investments. The sources of our operating cash flows are primarily driven by the rental income received from leased properties and interest earned on our cash balances. We expect to continue to raise capital through our ongoing Offering of common stock and to utilize such funds and proceeds from secured or unsecured financing to complete future property acquisitions. As of December 31, 2009, we had raised approximately $978.0 million in the Offering, net of redemptions and inclusive of amounts raised under our DRIP.

As of December 31, 2009, we had cash and cash equivalents of approximately $278.7 million. Additionally, as of December 31, 2009, we had unencumbered properties with a gross book value of approximately $395.8 million that may be used as collateral to secure additional financing in future periods.

Short-term Liquidity and Capital Resources

We expect to meet our short-term liquidity requirements through net cash provided by property operations and proceeds from the Offering. Operating cash flows are expected to increase as additional properties are added to our portfolio. The offering and organization costs associated with the Offering are initially paid by CR III Advisors, which will be reimbursed for such costs up to 1.5% of the gross capital raised by us in the Offering. As of December 31, 2009, our advisor or its affiliates has paid approximately $13.4 million of offering and organization costs, of which we have reimbursed approximately $12.9 million.

During the year ended December 31, 2009, we paid distributions to our stockholders of approximately $21.8 million, including approximately $12.6 million through the issuance of shares pursuant to our DRIP. The distributions were funded by adjusted cash flows from operations of approximately $18.6 million and proceeds from notes payable of approximately $3.2 million. Adjusted cash flows from operations consists of cash flows provided by operating activities of approximately $74,000 adjusted to add back approximately $18.6 million of real estate acquisition related expenses incurred during the period and expensed in accordance with ASC 805, Business Combinations.

Adjusted cash flows from operations is a non-GAAP financial measure and does not represent cash flows from operating activities. Cash flows from operating activities as defined by GAAP is the most directly comparable GAAP measure in determining our ability to generate cash from our real estate investments because adjusted cash flows from operations includes adjustments that investor may deem subjective, such as adding back acquisition related expenses. Accordingly, adjusted cash flows from operations should not be considered as an alternative to cash flows from operating activities. We consider adjusted cash flows from operations to be a meaningful measure of the source of cash used to pay distributions to investors, as it adds back real estate acquisition related expenses, which are a one-time occurrence, used for income generating investments that have a long-term benefit, to arrive at the ongoing cash flows from operating our real estate assets. We consider the real estate acquisition related expenses to have been funded by proceeds from our ongoing Offering because the expenses were incurred to acquire our real estate investments.

On December 18, 2009, our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001849509 per share (which equates to approximately 6.75% on an annualized bases calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on January 1, 2010 and ending on March 31, 2010.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for real estate and real estate-related investments and the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on any future indebtedness. Generally, we expect to meet cash needs for items other than acquisitions and acquisition related expenses from our cash flow from operations, and we expect to meet cash needs for acquisitions from the net proceeds of our Offering and from debt financings. We expect that substantially all net cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid at the properties; however, we may use other sources to fund distributions as necessary, including the proceeds of our Offering, cash advanced to us by our advisor, borrowing on our TCF Loan and/or borrowings in anticipation of future cash flow. The TCF Loan and certain notes payable contain customary affirmative, negative and financial covenants, including requirements for minimum net worth, debt service coverage ratios, and leverage ratios. These covenants may limit our ability to incur additional debt and make borrowings on our TCF Loan.

Pursuant to our charter, we are required to limit our aggregate borrowings to 75% of the greater of cost (or 300% of net assets) (before deducting depreciation or other non-cash reserves) or fair value of our gross assets, unless excess borrowing is approved by a majority of the independent directors and disclosed to our stockholders in the next quarterly report along with the justification for such excess borrowing. Our board of directors has adopted a policy to further limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair value of our gross assets unless such borrowing is approved by a majority of the independent directors and disclosed to our stockholders in the next quarterly report along with a justification for such excess borrowing. During the year ended December 31, 2009, we obtained borrowings that caused our leverage ratio at certain times to exceed the 60% limitation, which was approved by our independent directors. The independent directors believed such borrowing levels were justified for the following reasons:

•	the borrowings enabled us to purchase the properties and earn rental income more quickly;

•	the property acquisitions were likely to increase the net offering proceeds from our initial public offering by allowing us to show potential investors actual acquisitions, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital; and

•	based on expected equity sales at the time and scheduled maturities of our short-term variable rate debt, leverage was likely to exceed the charter’s guidelines only for a limited period of time.

Additionally, the ratio of debt to total gross real estate and related assets net of gross intangible lease liabilities, as of December 31, 2009, was approximately 18% and the weighted average years to maturity was approximately 6.8 years.

Our contractual obligations as of December 31, 2009, were as follows:

	Payments Due by Period(1)(2)
		Less Than			More Than
	Total	1 Year	1-3 Years	4-5 Years	5 Years

Principal payments — fixed rate debt	$129,302,100	$357,096	$49,738,932	$2,030,731	$77,175,341
Interest payments — fixed rate debt	51,653,497	7,657,920	20,188,845	9,299,647	14,507,085

Total	$180,955,597	$8,015,016	$69,927,777	$11,330,378	$91,682,426

(1)	The table above does not include amounts due to our advisor or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

(2)	As of December 31, 2009, we had approximately $37.5 million of variable rate debt fixed through the use of interest rate swaps. We used the fixed rates under the swap agreement to calculate the debt payment obligations in future periods. As of December 31, 2009, we did not have any variable rate debt outstanding for which the interest rate had not been fixed through the use of interest rate swaps.

Cash Flow Analysis

Year Ended December 31, 2009

Operating Activities.  Net cash provided by operating activities was approximately $74,000 for the year ended December 31, 2009, primarily due to the acquisition of 133 properties during the year which resulted in an increase in depreciation and amortization expenses totaling approximately $5.7 million, an increase in the change in accounts payable and accrued expenses of approximately $3.0 million, and an increase in the change in deferred rent and other liabilities of approximately $2.2 million, offset by an increase in net loss of approximately $7.8 million, primarily due to an increase in acquisition related expenses of approximately $18.6 million, and a decrease in the change in rents and tenant receivables of approximately $2.9 million for the year December 31, 2009.

Investing Activities.  Net cash used in investing activities was approximately $702.1 million for the year ended December 31, 2009, primarily due to the acquisition of 133 commercial properties during the year ended December 31, 2009 for approximately $703.8 million.

Financing Activities.  Net cash provided by financing activities was approximately $980.6 million for the year ended December 31, 2009, primarily due to net proceeds from the issuance of common stock under the Offering of approximately $866.9 million and proceeds from notes payable of approximately $129.4 million, offset by distributions paid to investors of approximately $9.1 million.

Period Ended December 31, 2008

As of December 31, 2008, we had not commenced principal operations. Accordingly, a cash flow analysis for the period from January 22, 2008 (date of inception) to December 31, 2008 is not meaningful.

Election as a REIT

We intend to qualify as a REIT commencing with the taxable year ended December 31, 2009. To qualify as a REIT, we must meet, and continue to meet, certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. Accordingly, to the extent we meet the REIT qualifications, we generally will not be subject to federal corporate income tax so long as we distribute at least 90% of our taxable income to our stockholders.

If we fail to qualify as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to qualify as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying consolidated financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying financial statements.

Inflation

We are exposed to inflation risk as income from long-term leases will be the primary source of our cash flows from operations. We expect there will be provisions in many of our tenant leases that will protect us from, and mitigate the risk of, the impact of inflation. These provisions may include rent steps and clauses enabling us to receive payment of additional rent calculated as a percentage of the tenants’ gross sales above pre-determined thresholds. In addition, most of our leases will require the tenant to pay all or a majority of the operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs related to the property. However, due to the long-term nature of the leases, the leases may not reset frequently enough to adequately offset the effects of inflation.

Commitments and Contingencies

We are subject to certain contingencies and commitments with regard to certain transactions. Refer to Note 9 to our consolidated financial statements included elsewhere in this prospectus supplement for further explanations.

Related-Party Transactions and Agreements

We have entered into agreements with CR III Advisors and its affiliates, whereby we have paid and may continue to pay certain fees to, or reimburse certain expenses of, CR III Advisors or its affiliates such as acquisition and advisory fees and expenses, financing coordination fees, organization and offering costs, sales commissions, dealer manager fees, asset and property management fees and expenses, leasing fees and reimbursement of certain operating costs. See Note 10 to our consolidated financial statements included elsewhere in this prospectus supplement for a discussion of the various related-party transactions, agreements and fees.

Conflicts of Interest

Affiliates of CR III Advisors act as sponsor, general partner or advisor to various private real estate limited partnerships, and other real estate-related programs, a REIT that offered its shares pursuant to a Registration Statement on Form S-11, and a REIT that offered its shares pursuant to an exemption from registration. As such, there are conflicts of interest where CR III Advisors or its affiliates, while serving in the capacity as sponsor, general partner, key personnel or advisor for another Cole sponsored program, may be in competition with us in connection with property acquisitions, property dispositions, and property management. The compensation arrangements between affiliates of CR III Advisors and these other Cole sponsored programs could influence its advice to us.

Subsequent Events

Certain events occurred subsequent to December 31, 2009 through March 29, 2010. Refer to Note 16 to our consolidated financial statements included elsewhere in this prospectus supplement for further explanation. Such events include:

•	Sale of shares of common stock;

•	Follow-on offering;

•	Redemption of shares of common stock;

•	Declaration of distributions;

•	Acquisition of various properties; and

•	Addition of a borrowing base revolving credit facility.

Impact of Recent Accounting Pronouncements

Refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus supplement for further explanation of applicable new accounting pronouncements. There are no new accounting pronouncements that have been issued but not yet applied by us that we believe will have a material impact on our consolidated financial statements.

Off Balance Sheet Arrangements

As of December 31, 2009 and 2008 we had no off balance sheet arrangements.

The following financial pages supplement, and should be read in connection with, the financial pages beginning on page F-1 of the prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements	Page

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-3
Consolidated Statements of Operations for the Year Ended December 31, 2009 and for the Period from January 22, 2008 (date of inception) to December 31, 2008	F-4
Consolidated Statements of Stockholders’ Equity for the Year Ended December 31, 2009 and for the Period from January 22, 2008 (date of inception) to December 31, 2008	F-5
Consolidated Statements of Cash Flows for the Year Ended December 31, 2009 and for the Period from January 22, 2008 (date of inception) to December 31, 2008	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cole Credit Property Trust III, Inc.
Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of Cole Credit Property Trust III, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from January 22, 2008 (date of inception) to December 31, 2008 and for the year ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cole Credit Property Trust III, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the period from January 22, 2008 (date of inception) to December 31, 2008 and for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 29, 2010

COLE CREDIT PROPERTY TRUST III, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2009	2008

ASSETS
Investment in real estate assets:
Land	$231,685,827	$—
Buildings and improvements, less accumulated depreciation of $3,178,078	361,561,015	—
Acquired intangible lease assets, less accumulated amortization of $2,647,608	125,121,376	—

Total investment in real estate assets, net	718,368,218	—
Cash and cash equivalents	278,716,714	172,493
Restricted cash	1,191,249	2,849,043
Rents and tenant receivables	2,918,283	—
Prepaid expenses, mortgage loan deposits, derivative and other assets	1,068,071	11,293
Deferred financing costs, less accumulated amortization of $201,624	3,632,535	—

Total assets	$1,005,895,070	$3,032,829

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable	$129,302,100	$—
Accounts payable and accrued expenses	3,093,881	84,934
Escrowed investor proceeds	1,121,400	2,849,043
Due to affiliates	743,353	—
Acquired below market lease intangibles, less accumulated amortization of $399,079	20,032,213	—
Distributions payable	5,312,799	—
Deferred rent, derivative and other liabilities	2,443,728	—

Total liabilities	162,049,474	2,933,977

Redeemable common stock	12,382,425	—

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 490,000,000 shares authorized, 98,002,392 and 20,000 shares issued and outstanding, respectively	980,024	200
Capital in excess of par value	865,616,744	199,800
Accumulated distributions in excess of earnings	(34,998,650)	(101,148)
Accumulated other comprehensive loss	(134,947)	—

Total stockholders’ equity	831,463,171	98,852

Total liabilities and stockholders’ equity	$1,005,895,070	$3,032,829

The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Period From
		January 22, 2008
	Year Ended	(date of inception) to
	December 31,	December 31,
	2009	2008

Revenues:
Rental and other property income	$22,599,465	$—
Tenant reimbursement income	404,069	—

Total revenue	23,003,534	—

Expenses:
General and administrative expenses	2,160,974	104,769
Property operating expenses	594,455	—
Property and asset management expenses	1,992,937	—
Acquisition related expenses	18,563,994	—
Depreciation	3,178,078	—
Amortization	2,295,992	—

Total operating expenses	28,786,430	104,769

Operating loss	(5,782,896)	(104,769)

Other income (expense):
Interest income	500,226	3,621
Interest expense	(2,538,176)	—

Total other (expense) income	(2,037,950)	3,621

Net loss	$(7,820,846)	$(101,148)

Weighted average number of common shares outstanding:
Basic and diluted	40,060,709	20,000

Net loss per common share:
Basic and diluted	$(0.20)	$(5.06)

The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

				Accumulated	Accumulated
	Common Stock		Capital in	Distributions in	Other	Total
	Number of		Excess of	Excess of	Comprehensive	Stockholders’
	Shares	Par Value	Par Value	Earnings	Loss	Equity

Balance, January 22, 2008 (Date of Inception)	—	$—	$—	$—	$—	$—
Cash received from issuance of common stock to Cole Holdings Corporation	20,000	200	199,800	—	—	200,000
Net loss	—	—	—	(101,148)	—	(101,148)

Balance, December 31, 2008	20,000	200	199,800	(101,148)	—	98,852

Issuance of common stock	98,007,480	980,075	977,257,015	—	—	978,237,090
Distributions	—	—	—	(27,076,656)	—	(27,076,656)
Commissions on stock sales and related dealer manager fees	—	—	(85,845,047)	—	—	(85,845,047)
Other offering costs	—	—	(13,369,027)	—	—	(13,369,027)
Redemptions of common stock	(25,088)	(251)	(243,572)	—	—	(243,823)
Redeemable common stock	—	—	(12,382,425)	—	—	(12,382,425)
Comprehensive loss:
Net loss	—	—	—	(7,820,846)	—	(7,820,846)
Net unrealized loss on interest rate swaps	—	—	—	—	(134,947)	(134,947)

Total comprehensive loss						(7,955,793)

Balance, December 31, 2009	98,002,392	$980,024	$865,616,744	$(34,998,650)	$(134,947)	$831,463,171

The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Period From
		January 22, 2008
	Year Ended	(date of inception) to
	December 31,	December 31,
	2009	2008

Cash flows from operating activities:
Net loss	$(7,820,846)	$(101,148)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	3,178,078	—
Amortization	2,248,529	—
Amortization of deferred financing costs	201,624	—
Changes in assets and liabilities:
Rents and tenant receivables	(2,918,283)	—
Prepaid expenses and other assets	(231,080)	(11,293)
Accounts payable and accrued expenses	2,993,249	84,934
Due to affiliates	253,684	—
Deferred rent and other liabilities	2,169,083	—

Net cash provided by (used in) operating activities	74,038	(27,507)

Cash flows from investing activities:
Change in restricted cash	1,657,794	(2,849,043)
Investments in real estate and related assets	(703,762,612)	—

Net cash used in investing activities	(702,104,818)	(2,849,043)

Cash flows from financing activities:
Proceeds from issuance of common stock	965,610,842	200,000
Offering costs on issuance of common stock	(98,724,405)	—
Redemptions of common stock	(243,823)	—
Distributions to investors	(9,137,609)	—
Proceeds from notes payable	129,390,000	—
Repayment of notes payable	(87,900)	—
Proceeds from affiliate notes payable	41,581,000	—
Repayment of affiliate notes payable	(41,581,000)	—
Escrowed investor proceeds liability	(1,727,643)	2,849,043
Payment of loan deposits	(3,183,050)	—
Refund of loan deposits	2,497,050	—
Deferred financing costs paid	(3,818,461)	—

Net cash provided by financing activities	980,575,001	3,049,043

Net increase in cash and cash equivalents	278,544,221	172,493
Cash and cash equivalents, beginning of year	172,493	—

Cash and cash equivalents, end of year	$278,716,714	$172,493

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$5,312,799	$—

Common stock issued through distribution reinvestment plan	$12,626,248	$—

Net unrealized loss on interest rate swaps	$(134,947)	$—

Supplemental Cash Flow Disclosures:
Interest paid	$1,922,018	$—

The accompanying notes are an integral part of these consolidated financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	ORGANIZATION AND BUSINESS

Cole Credit Property Trust III, Inc. (the “Company”) is a Maryland corporation that was formed on January 22, 2008, which intends to qualify as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2009, the year during which the Company began material operations. Substantially all of the Company’s business is conducted through Cole REIT III Operating Partnership, LP (“CCPT III OP”), a Delaware limited partnership. The Company is the sole general partner of and owns an approximately 99.99% partnership interest in CCPT III OP. Cole REIT Advisors III, LLC (“CR III Advisors”), the affiliate advisor to the Company, is the sole limited partner and owner of an insignificant noncontrolling partnership interest of less than 0.01% of CCPT III OP.

Pursuant to a Registration Statement on Form S-11 under the Securities Act of 1933, as amended, the Company is offering for sale to the public on a “best efforts” basis a minimum of 250,000 shares and a maximum of 230,000,000 shares of its common stock at a price of $10.00 per share and up to 20,000,000 additional shares pursuant to a distribution reinvestment plan, (the “DRIP”), under which its stockholders may elect to have distributions reinvested in additional shares at the higher of $9.50 per share or 95% of the estimated value of a share of our common stock (the “Offering”). The registration statement for the Offering was declared effective on October 1, 2008. Pursuant to the terms of the Offering, all subscription proceeds were held in escrow until the Company received subscriptions aggregating $2.5 million. The Company satisfied the conditions of escrow on January 6, 2009. Additionally, the Company had a special escrow account for subscriptions from residents of Pennsylvania. The conditions of that special escrow account were satisfied during the three months ended March 31, 2009.

On January 6, 2009, the Company issued the initial 262,059 shares under the Offering and commenced its principal operations. Prior to such date, the Company was considered a development stage company. As of December 31, 2009, the Company had issued approximately 98.0 million shares of its common stock in the Offering, including approximately 96.7 million shares sold in the primary offering and approximately 1.3 million shares sold pursuant to the DRIP for gross offering proceeds of approximately $978.2 million before offering costs and selling commissions of approximately $99.2 million. The Company intends to use substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio of commercial real estate investments primarily consisting of retail and other income producing commercial properties located throughout the United States, including U.S. protectorates.

The Company’s common stock is not currently listed on a national securities exchange. The Company may seek to list its common stock for trading on a national securities exchange only if a majority of its independent directors believe listing would be in the best interest of its stockholders. The Company does not intend to list its shares at this time. The Company does not anticipate that there would be any market for its common stock until its shares are listed on a national securities exchange. In the event it does not obtain listing prior to the tenth anniversary of the completion or termination of the Offering, its charter requires that it either: (1) seek stockholder approval of an extension or amendment of this listing deadline; or (2) seek stockholder approval to adopt a plan of liquidation.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States (“GAAP”), in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Principles of Consolidation and Batsis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in and Valuation of Real Estate and Related Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition, excluding acquisition related expenses effective January 1, 2009, construction and any tenant improvements, major improvements and betterments that extend the useful life of the related asset and leasing costs. All repairs and maintenance are expensed as incurred.

Assets, other than land, are depreciated or amortized on a straight line basis. The estimated useful lives of our assets by class are generally as follows:

Building	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lesser of useful life or lease term

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy of a property’s major tenant, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, the Company will reduce the real estate and related intangible assets and liabilities to their fair value and recognize an impairment loss. The Company had no assets with indicators of potential impairment as of December 31, 2009 or December 31, 2008.

Projections of expected future cash flows require the Company to use estimates such as future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the number of months it takes to release the property, required tenant improvements and the number of years the property is held for investment. The use of inappropriate assumptions in the future cash flow analysis would result in an incorrect assessment of the property’s future cash flow and fair value and could result in the misstatement of the carrying value of our real estate and related intangible assets and net income.

When a real estate asset is identified as held for sale, the Company will cease depreciation of the asset and estimate the sales price, net of selling costs. If, in the Company’s opinion, the net sales price of the asset is less than the net book value of the asset, an adjustment to the carrying value would be recorded to reflect the estimated fair value of the property. There were no assets identified as held for sale as of December 31, 2009 and 2008.

Allocation of Purchase Price of Real Estate and Related Assets

Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their fair values. Acquisition related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

property (which includes land and building). The Company obtains an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to the Company’s management, is used by its management in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to lease intangibles. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The fair values of above market and below market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease values are capitalized as intangible lease assets or liabilities. Above market lease values are amortized as an adjustment of rental income over the lesser of the useful life or the remaining terms of the respective leases. Below market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market and below market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These intangibles are capitalized as intangible lease assets and are amortized to expense over the lesser of the useful life or the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the Company’s purchase price allocations, which could impact the amount of its reported net income.

The Company estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance is amortized to interest expense over the term of the mortgage note payable.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturities when purchased of three months or less to be cash equivalents. The Company considers investments in highly liquid money market accounts to be cash equivalents.

Restricted Cash and Escrows

The Company is currently engaged in a public offering of its common stock. Restricted cash primarily consisted of escrowed investor proceeds for which shares of common stock had not been issued of

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $1.1 million and approximately $2.8 million as of December 31, 2009 and December 31, 2008, respectively.

Rents and Tenant Receivables

Rents and tenant receivables primarily includes amounts to be collected in future periods related to the recognition of rental income on a straight-line basis over the lease term and cost recoveries due from tenants. The Company makes estimates of the uncollectability of its accounts receivable related to base rents, expense reimbursements and other revenues. The Company analyzes accounts receivable and historical bad debt levels, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. In addition, tenants in bankruptcy, if any, are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims. The Company’s reported net income or loss is directly affected by management’s estimate of the collectability of accounts receivable. The Company records allowances for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets includes expenses incurred as of the balance sheet date that relate to future periods and will be expensed or reclassified to another account during the period to which the costs relate. Any amounts with no future economic benefit are charged to earnings when identified.

Derivative Instruments and Hedging Activities

ASC 815, Derivatives and Hedging (“ASC 815”), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives are carried at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income (loss). The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria of ASC 815 are recorded as a gain or loss to operations.

Deferred Financing Costs

Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Amortization of deferred financing costs for the year ended December 31, 2009 was approximately $202,000 and was recorded in interest expense in the consolidated statements of operations. There were no deferred financing costs as of December 31, 2008.

Revenue Recognition

Certain properties have leases where minimum rent payments increase during the term of the lease. The Company records rental revenue for the full term of each lease on a straight-line basis. When the Company acquires a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period the related costs are incurred.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

The Company will make an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with its taxable year ended December 31, 2009. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes its taxable income to its stockholders, so long as it distributes at least 90% of its taxable income. REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Concentration of Credit Risk

As of December 31, 2009, the Company had cash on deposit in five financial institutions in excess of current federally insured levels, totaling approximately $277.5 million, however, the Company has not experienced any losses in such accounts. The Company limits investment of cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on cash.

As of December 31, 2009, two tenants in the drugstore, two tenants in the home improvement and 24 tenants in the specialty retail industries comprised approximately 25%, 17% and 12%, respectively, of 2009 gross annualized base rental revenues. As of December 31, 2009, two tenants in the drugstore industry accounted for approximately 15% and 10%, respectively, and one tenant in the home improvement industry accounted for approximately 14% of 2009 gross annualized base rental revenues. Additionally, the Company has certain geographic concentrations in its property holdings. In particular, as of December 31, 2009, 40 of the Company’s properties were located in Texas, accounting for approximately 27% of 2009 gross annualized base rental revenues.

Offering and Related Costs

CR III Advisors funds all of the organization and offering costs on the Company’s behalf and is reimbursed for such costs up to 1.5% of gross proceeds from the Offerings, excluding selling commissions and the dealer-manager fee. During the year ended December 31, 2009, CR III Advisors incurred organization and offering costs of approximately $13.4 million, on behalf of the Company, of which, all were reimbursable by the Company. As of December 31, 2008, the Advisor had incurred organization and offering costs of approximately $1.7 million, on behalf of the Company; these costs were not included in the financial statements of the Company because such costs were not a liability of the Company until the subscriptions for the minimum number of shares of common stock are received and accepted by the Company. The offering costs, which include items such as legal and accounting fees, marketing, and promotional printing costs, are recorded as a reduction of capital in excess of par value along with sales commissions and dealer manager fees of 7% and 2%, respectively. Organization costs are expensed as incurred. No organization costs were expensed during the year ended December 31, 2009 and the period from January 22, 2008 (date of inception) to December 31, 2008.

Due to Affiliates

Certain affiliates of the Company received, and will continue to receive fees, reimbursements, and compensation in connection with the Offering, and the acquisition, management, financing, leasing and sale of the assets of the Company. As of December 31, 2009, approximately $743,000 remained payable to the affiliates for services provided on behalf of the Company.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stockholders’ Equity

As of each of December 31, 2009 and 2008, the Company was authorized to issue 490,000,000 shares of common stock and 10,000,000 shares of preferred stock. All shares of such stock have a par value of $.01 per share. The Company’s board of directors may authorize additional shares of capital stock and amend the terms without obtaining stockholder approval.

Redeemable Common Stock

The Company’s share redemption program provides that all redemptions during any calendar year, including those upon death or qualifying disability, are limited to those that can be funded with proceeds from the Company’s DRIP. In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity, the Company accounts for proceeds received from its DRIP as redeemable common stock, outside of permanent equity. As of December 31, 2009, the Company had issued approximately 1.3 million shares of common stock under the DRIP, for cumulative proceeds of approximately $12.6 million under its DRIP, which are recorded as redeemable common stock, net of redemptions, in the consolidated balance sheets. As of December 31, 2008, the Company had not issued any shares of common stock under its DRIP. The Company’s share redemption program permits investors to sell shares back to the Company after they have held them for at least one year, subject to significant conditions and limitations. The Company may waive the one-year holding period requirement upon request due to a stockholder’s death or bankruptcy or other exigent circumstances. As of December 31, 2009, the Company had redeemed approximately 25,000 shares of common stock for an aggregate price of approximately $244,000. The Company had not redeemed any shares of common stock as of December 31, 2008.

Earnings Per Share

Earnings per share are calculated based on the weighted average number of common shares outstanding during each period. Diluted income per share considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the year ended December 31, 2009 and for the period from January 22, 2008 (date of inception) to December 31, 2008.

Reportable Segments

ASC 280, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. The Company’s only operating segment consists of commercial properties, which include activities related to investing in real estate including retail properties. The commercial properties are geographically diversified throughout the United States, and the Company’s chief operating decision maker evaluates operating performance on an overall portfolio level. These commercial properties have similar economic characteristics; therefore the Company’s properties have been aggregated into one reportable segment.

Interest

Interest is charged to expense as it accrues. No interest costs were capitalized during the year ended December 31, 2009 and the period from January 22, 2008 (date of inception) to December 31, 2008.

Distributions Payable and Distribution Policy

In order to qualify as a REIT, the Company is required to make distributions each taxable year equal to at least 90% of its taxable income excluding capital gains. To the extent funds are available, the Company intends to pay regular quarterly distributions to stockholders. Distributions are paid to those stockholders who are stockholders of record as of applicable record dates.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During September 2009, our board of directors declared a daily distribution of $0.001849316 per share (which equates to approximately 6.75% on an annualized bases calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on October 1, 2009 and ending on December 31, 2009. As of December 31, 2009, the Company had distributions payable of approximately $5.3 million. The distributions were paid in January 2010, of which approximately $3.1 million was reinvested in shares through the DRIP.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statements of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007), Business Combinations, codified primarily in ASC 805, Business Combinations (“ASC 805”). ASC 805 clarifies and amends the accounting guidance for how an acquirer in a business combination recognizes and measures the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree. The provisions of ASC 805 became effective for the Company for any business combinations occurring on or after January 1, 2009. The adoption of ASC 805 has had a material impact on the consolidated financial statements due to the expensing of acquisition costs, which previously would have been capitalized under SFAS No. 141. The Company expensed approximately $18.6 million of acquisition expenses during the year ended December 31, 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB 51, codified primarily in ASC 810, Consolidation (“ASC 810”). This statement amends ARB 51 and revises accounting and reporting requirements for noncontrolling interest (formerly minority interest) in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 was effective for the Company on January 1, 2009. The provisions of this standard are applied retrospectively upon adoption. The adoption of ASC 810 has not had a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment to FASB Statement No. 133, codified primarily in ASC 815, Derivatives and Hedging (“ASC 815”), which requires additional disclosures about an entity’s derivative and hedging activities including, descriptions of how and why the entity uses derivative instruments, how such instruments are accounted for under SFAS No. 133 and how derivative instruments affect the entity’s financial position, operations, and cash flow. The adoption of ASC 815 has not had a material impact on the Company’s consolidated financial statement disclosures.

In April 2009, the FASB issued FSP SFAS 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, codified primarily in ASC 320, Investments — Debt and Equity Securities (“ASC 320”), addresses other-than-temporary impairments for debt securities. The Company elected to early adopt ASC 320 beginning January 1, 2009. The adoption of ASC 320 has not had a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued ASC 855-10, Subsequent Events, to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new disclosure requirement was effective for interim reporting periods ended after June 15, 2009. The Company adopted ASC 855-10 on April 1, 2009 and provided the required disclosures. In February 2010, FASB issued ASU 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements, (“ASU 2010-09”), which removes the requirement for an SEC filer to disclose a date in both issued and revised financial statements. The Company adopted ASU 2010-09 in February 2010 and did not disclose the date the financial statements are available to be issued.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles. The FASB Accounting Standards Codificationtm (the

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“Codification”) will become the source of authoritative GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for Securities and Exchange Commission registrants. The Codification became effective on July 1, 2009 and superseded all then-existing non-Securities and Exchange Commission accounting and reporting standards. All other non-grandfathered non-Securities and Exchange Commission accounting literature not included in the Codification is nonauthoritative. The Company adopted the Codification beginning on July 1, 2009. Because the Codification is not intended to change GAAP, it did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued Accounting Standard Update (“ASU”) 2009-05, Fair Value Measurements and Disclosures (“ASU 2009-05”), which provides alternatives to measuring the fair value of liabilities when a quoted price for an identical liability traded in an active market does not exist. The alternatives include using either (1) a valuation technique that uses quoted prices for identical or similar liabilities or (2) another valuation technique, such as a present value technique or a technique that is based on the amount paid or received by the reporting entity to transfer an identical liability. The amended guidance was effective for the Company beginning October 1, 2009. The adoption of ASU 2009-05 has not had a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), (“ASU 2010-06”), which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, ASU 2010-06 amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, Compensation — Retirement Benefits, to require that disclosures be provided by classes of assets instead of by major categories of assets. ASU 2010-06 is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU 2010-06 has not had a material impact on the Company’s consolidated financial statement disclosures. The Company does not expect the adoption of the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis of ASU 2009-06 to have a material impact on the consolidated financial statement disclosures.

NOTE 3 —	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 — Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents, restricted cash, rents and tenant receivables, prepaid expenses and mortgage loan deposits and accounts payable and accrued expenses — The Company considers the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Notes payable — The fair value is estimated using a discounted cash flow technique based on estimated borrowing rates available to the Company as of December 31, 2009. The fair value of the notes payable was approximately $128.6 million at December 31, 2009, as compared to the carrying value of approximately $129.3 million as of December 31, 2009. There were no notes payable outstanding as of December 31, 2008.

Derivative Instruments — The Company’s derivative financial assets and liabilities, included on the consolidated balance sheets, represent the Company’s interest rate swaps. All of the derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. The Company includes the impact of credit valuation adjustments on the derivative instruments measured at fair value.

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial assets and liabilities.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2009:

		Quoted Prices in		Significant
	Balance as of	Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Assets:
Interest rate swap	$139,698	$—	$139,698	$—

Liabilities:
Interest rate swaps	$274,645	$—	$274,645	$—

There were no interest rate swaps as of December 31, 2008.

NOTE 4 —	REAL ESTATE ACQUISITIONS

During the year ended December 31, 2009, the Company acquired a 100% interest in 133 commercial properties for an aggregate purchase price of approximately $703.8 million. The Company financed the acquisitions with net proceeds of the Offering and through the issuance of approximately $171.0 million in mortgage notes, each of which is secured by the respective properties on which the debt was placed. Six of the commercial properties were acquired from affiliates of the Company’s advisor. A majority of the Company’s board of directors, including all of the Company’s independent directors, not otherwise interested in the acquisitions approved the acquisitions as being fair and reasonable to the Company and that the cost to

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company was not in excess of the current appraised value of the properties or the cost of the properties to the affiliates. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The Company allocated the aggregate purchase price of approximately $231.7 million to land, approximately $364.7 million to building and improvements, approximately $108.6 million to acquired in-place leases, approximately $20.4 million to acquired below-market leases, and approximately $19.2 million to acquired above-market leases. The Company expensed approximately $18.6 million of acquisition costs related to the acquisitions.

The Company recorded revenue for the year ended December 31, 2009 of approximately $23.0 million and net loss for the year ended December 31, 2009 of approximately $7.8 million related to the operations of the Company’s acquired properties. The Company did not complete any acquisitions during the period from January 22, 2008 to December 31, 2008.

The following information summarizes selected financial information from the combined results of operations of the Company, as if all of the Company’s acquisitions were completed as of the beginning of each period presented.

The Company estimated that revenues, on a pro forma basis, for the year ended December 31, 2009, would have been approximately $63.4 million and net income, on a pro forma basis, for the year ended December 31, 2009 would have been approximately $15.8 million.

The Company estimated that revenues, on a pro forma basis, for the period from January 22, 2008 (date of inception) to December 31, 2008 would have been approximately $59.8 million and net income, on a pro forma basis, for the period from January 22, 2008 (date of inception) to December 31, 2008 would have been approximately $13.8 million.

This pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of each period, nor does it purport to represent the results of future operations.

NOTE 5 —	ACQUIRED INTANGIBLE LEASE ASSETS

Acquired intangible lease assets consisted of the following:

	December 31,
	2009	2008

Acquired in-place leases, net of accumulated amortization of $2,295,992 (with a weighted average life of 219 months).	$106,329,066	$—
Acquired above market leases, net of accumulated amortization of $351,616 (with a weighted average life of 191 months).	18,792,310	—

	$125,121,376	$—

Amortization expense recorded on the intangible assets for the year ended December 31, 2009 was approximately $2.6 million. There were no intangible lease assets as of December 31, 2008.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Estimated amortization expense of the respective intangible lease assets as of December 31, 2009 for each of the five succeeding fiscal years is as follows:

	Amount
Year	Leases In-Place	Above Market Leases

2010	$6,936,864	$1,307,176
2011	$6,898,185	$1,299,825
2012	$6,611,310	$1,257,172
2013	$6,251,407	$1,218,033
2014	$6,143,510	$1,198,114

NOTE 6 —	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risks. The following table summarizes the notional amount and fair value of the Company’s derivative instruments. Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 above. The notional amount under the swap agreement is an indication of the extent of the Company’s involvement in each instrument at the time, but does not represent exposure to credit, interest rate or market risks.

						Fair Value of Asset (Liability)
		Notional	Interest	Effective	Maturity	December 31,	December 31,
	Balance Sheet Location	Amount	Rate	Date	Date	2009	2008

Derivatives designated as hedging instruments
Interest Rate Swaps(1)	Deferred rent, derivative and other liabilities	$20,000,000	5.95%	9/8/2009	8/29/2012	$(274,645)	$—
Interest Rate Swap	Prepaid expenses, mortgage loan deposits, derivative and other assets	17,500,000	5.75%	12/18/2009	1/1/2017	139,698	—

(1)	The Company executed 15 swap agreements with identical terms and with an aggregate notional amount under the swap agreements of $20.0 million.

Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges, to hedge the variability of the anticipated cash flows on its variable rate notes payable. The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income or loss.

The following tables summarize the losses on the Company’s derivative instruments and hedging activities.

	Amount of (Loss) Recognized in Other
	Comprehensive Loss
		For the Period From
		January 22, 2008
	Year Ended	(date of inception) to
Derivatives in Cash Flow Hedging Relationships	December 31, 2009	December 31, 2008

Interest Rate Swaps(1)	$(134,947)	$—

(1)	There were no portions relating to the change in the fair value of the interest rate swap agreements that were considered ineffective during the year ended December 31, 2009. No previously effective portion of gains or losses that were recorded in accumulated other comprehensive loss during the term of the hedging relationship was reclassified into earnings during the year ended December 31, 2009.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has agreements with each of its derivative counterparties that contain a provision whereby if the Company defaults on certain of its unsecured indebtedness, then the Company could also be declared in default on its derivative obligations, resulting in an acceleration of payment.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with credit-worthy counterparties. The Company records counterparty credit risk valuation adjustments on its interest rate swap derivative asset in order to properly reflect the credit quality of the counterparty. In addition, the Company’s fair value of interest rate swap derivative liabilities is adjusted to reflect the impact of the Company’s credit quality. As of December 31, 2009 and December 31, 2008, there have been no termination events or events of default related to the interest rate swaps.

NOTE 7	— NOTES PAYABLE AND LINE OF CREDIT

As of December 31, 2009, the Company had approximately $129.3 million mortgage notes payable outstanding, with fixed interest rates, which includes approximately $37.5 million of variable rate debt swapped to fixed rates ranging from 5.54% to 6.45% per annum, each of which remained outstanding as of December 31, 2009. The mortgage notes payable mature on various dates from August 2012 through January 2020, with a weighted average remaining term of approximately 6.8 years. One lender can reset the interest rates related to two fixed rate mortgage notes payable of approximately $30.0 million and $32.0 million, respectively. Related to approximately $30.0 million of the fixed rate debt, the lender can reset the interest rate on September 1, 2013, at which time the Company can accept the interest rate through the maturity date of September 1, 2019, or the Company may decide to reject the rate and prepay the loan on September 1, 2013. Related to approximately $32.0 million of the fixed rate debt, the lender can reset the interest rate on February 1, 2015, at which time the Company can accept the interest rate through the maturity date of January 1, 2020, or the Company may decide to reject the rate and prepay the loan on February 1, 2015. Each of the mortgage notes payable is secured by the respective properties on which the debt was placed. The mortgage notes payable are generally non-recourse to the Company and CCPT III OP, but both are liable for customary non-recourse carve-outs. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities securing the notes payable, was approximately $253.8 million as of December 31, 2009. The mortgage notes may generally be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the respective loan agreement. In the event a mortgage note is not paid off on the maturity date, the mortgage loans include default provisions. Generally upon the occurrence of an event of default, interest on the mortgage notes will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus a percentage specified in the respective loan agreement, which ranges from 4.00% to 5.55%.

On December 16, 2009, the Company entered into a secured revolving term loan (the “TCF Loan”) with TCF National Bank providing available borrowings of up to $25.0 million until December 16, 2012. Subsequent to December 16, 2012, the TCF loan converts to an interest-only term loan of $23.0 million, which matures on December 16, 2014. The Company will be required to repay any borrowings greater than $23.0 million at December 16, 2012. The Company can elect to pay a variable interest rate equal to one-month LIBO rate plus 350 basis points or the prime rate plus 100 basis points, each with a minimum interest rate of 4.50% per year. The TCF Loan is recourse to the Company and CCPT III OP, and the Company fully guarantees the obligations of CCPT III OP. The TCF Loan also includes usual and customary events of default and remedies for facilities of this nature. As of December 31, 2009, the borrowing base under the TCF Loan was approximately $24.5 million based on the underlying collateral pool of nine single-tenant commercial properties that the Company owns. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities securing the TCF Loan, was approximately $54.1 million as of December 31, 2009. As of December 31, 2009, the Company had no outstanding balance and approximately $24.5 million was available under the TCF Loan. The TCF Loan and certain notes payable contain customary affirmative, negative and

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial covenants, including requirements for minimum net worth, debt service coverage ratios and leverage ratios. The Company believes it was in compliance with the financial covenants of the TCF Loan as of December 31, 2009.

During the year ended December 31, 2009, the Company also entered into eight loans totaling approximately $41.6 million, all of which were variable rate debt with interest rates equal to the 3-month LIBO rate plus 250 basis points and were secured by the membership interest held by CCPT III OP in certain of its wholly-owned subsidiaries. Of the $41.6 million, approximately $13.9 million was borrowed from Series B, LLC (“Series B”), approximately $15.7 million was borrowed from Series C, LLC (“Series C”), and approximately $12.0 million was borrowed from Series D, LLC (“Series D”), each of which is an affiliate of the Company’s advisor. The loans from Series C and Series D contain a revolving line of credit feature that allows the Company to borrow up to approximately $15.7 million and approximately $12.0 million, respectively, and each loan matures in January 2010. The loan from Series B matured on March 31, 2009. The Company’s board of directors, including all of the independent directors not otherwise interested in the transactions, approved the loans as fair, competitive and commercially reasonable, and determined that their terms were no less favorable to the Company than loans between unaffiliated third parties under similar circumstances. The loans were repaid in full during the year ended December 31, 2009, with gross offering proceeds and cash flows generated from operations. The Company paid approximately $184,000 of interest and no financing coordination fee related to the aforementioned loans from affiliated entities during the year ended December 31, 2009.

The following table summarizes the scheduled aggregate principal repayments for the five years subsequent to December 31, 2009 and thereafter (in thousands):

For the Year Ending December 31:	Principal Repayments(1)

2010	$357,096
2011	1,381,915
2012	21,588,161
2013	26,768,856
2014	460,254
Thereafter	78,745,818

Total	$129,302,100

(1)	Principal payment amounts reflect actual payments based on face amount of notes payable.

NOTE 8 —	ACQUIRED BELOW MARKET LEASE INTANGIBLES

Acquired below market lease intangibles consisted of the following:

	December 31,
	2009	2008

Acquired below market leases, net of accumulated amortization of $399,079 (with a weighted average life of 243 months)	$20,032,213	$—

Amortization income recorded on the intangible liability, for the year ended December 31, 2009 was approximately $399,000. There was no intangible lease liability as of December 31, 2008.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Estimated amortization income of the intangible lease liability as of December 31, 2009 for each of the five succeeding fiscal years is as follows:

Year	Amount Below Market Leases

2010	$1,128,877
2011	$1,125,941
2012	$1,105,363
2013	$1,078,347
2014	$1,047,321

NOTE 9 —	COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending, or known to be contemplated, against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may be potentially liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and the Company is not aware of any other environmental condition that it believes will have a material adverse effect on its consolidated financial statements.

NOTE 10 —	RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

Certain affiliates of the Company received, and will continue to receive fees, reimbursements and compensation in connection with the Offering, and the acquisition, financing, management, leasing and sale of the assets of the Company. Cole Capital Corporation (“Cole Capital”), the Company’s affiliated dealer manager, received and will continue to receive, a selling commission of up to 7.0% of gross offering proceeds, before reallowance of commissions earned by participating broker-dealers, in connection with the Offering. Cole Capital intends to reallow 100% of selling commissions earned to participating broker-dealers. In addition, Cole Capital received, and will continue to receive, 2.0% of gross offering proceeds, before reallowance to participating broker-dealers, as a dealer-manager fee in connection with the Offering. Cole Capital, in its sole discretion, may reallow all or a portion of its dealer-manager fee to such participating broker-dealers as a marketing and due diligence expense reimbursement, based on factors such as the volume of shares sold by such participating broker-dealers and the amount of marketing support provided by such participating broker-dealers. No selling commissions or dealer-manager fees are paid to Cole Capital or other broker-dealers in respect to shares sold under the DRIP. During the year ended December 31, 2009, the Company paid approximately $85.8 million to Cole Capital for selling commissions and dealer manager fees of which approximately $75.6 million was reallowed to participating broker-dealers. No such fees were paid to Cole Capital during the period from January 22, 2008 (date of inception) to December 31, 2008.

All organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions and the dealer-manager fee) are paid for by CR III Advisors or its affiliates and are reimbursed by the Company up to 1.5% of gross offering proceeds. During the year ended December 31, 2009, the Company recorded approximately $13.4 million for organization and offering expenses of the Offering. As of December 31, 2009, approximately $490,000 of such costs had been incurred by CR III Advisors but had not been reimbursed by the Company, and is included in due to affiliates on the consolidated financial statements. As of December 31, 2008, no amounts were payable to CR III Advisors for such costs. During the period from January 22, 2008 (date of inception) to December 31, 2008, CR III

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advisors incurred organization and offering costs of approximately $1.7 million, on behalf of the Company. These costs were not included in the financial statements of the Company because such costs were not a liability of the Company until the subscriptions for the minimum number of shares of common stock were received and accepted by the Company.

CR III Advisors or its affiliates also receive acquisition and advisory fees of up to 2.0% of the contract purchase price of each asset for the acquisition, development or construction of properties and will be reimbursed for acquisition expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction does not exceed 6.0% of the contract purchase price. The Company expects acquisition expenses to be approximately 0.5% of the purchase price of each property. The Company will not reimburse CR III Advisors for personnel costs in connection with services for which CR III Advisors receives acquisition fees. During the year ended December 31, 2009, the Company recorded approximately $14.1 million for acquisition fees. No such fees were paid to CR III Advisors during the period from January 22, 2008 (date of inception) to December 31, 2008. During the year ended December 31, 2009, the Company recorded approximately $468,000 for acquisition costs incurred by CR III Advisors in the process of acquiring properties. No such costs were incurred by CR III Advisors during the period from January 22, 2008 (date of inception) to December 31, 2008. As of December 31, 2009, approximately $70,000 of such costs had been incurred by CR III Advisors but had not been reimbursed by the Company, and is included in due to affiliates on the consolidated financial statements. As of December 31, 2008, no amounts were payable to CR III Advisors for such costs.

If CR III Advisors, or its affiliates, provides substantial services, as determined by the independent directors, in connection with the origination or refinancing of any debt financing obtained by the Company that is used to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company will pay CR III Advisors or its affiliates a financing coordination fee equal to 1% of the amount available under such financing; provided however, that CR III Advisors or its affiliates shall not be entitled to a financing coordination fee in connection with the refinancing of any loan secured by any particular property that was previously subject to a refinancing in which CR III Advisors or its affiliates received such a fee. Financing coordination fees payable from loan proceeds from permanent financing will be paid to CR III Advisors or its affiliates as the Company acquires such permanent financing. With respect to any revolving line of credit, no financing coordination fees will be paid on loan proceeds from any line of credit unless all net offering proceeds received as of the date proceeds from the line of credit are drawn for the purpose of acquiring properties have been invested. In addition, with respect to any revolving line of credit, CR III Advisors or its affiliates will receive financing coordination fees only in connection with amounts being drawn for the first time and not upon any re-drawing of amounts that had been repaid by the Company. During the year ended December 31, 2009, the Company paid to CR III Advisors approximately $1.3 million for financing coordination fees. No such fees were paid to CR III Advisors during the period from January 22, 2008 (date of inception) to December 31, 2008. As of December 31, 2009 and 2008, no amounts were payable to CR III Advisors for financing coordination fees.

The Company paid, and expects to continue to pay, to Cole Realty Advisors, Inc. (“Cole Realty Advisors”), its affiliated property manager, fees for the management and leasing of the Company’s properties. Property management fees are up to 2.0% of revenue for single-tenant properties and 4.0% of revenue for multi-tenant properties and leasing commissions will be at prevailing market rates; provided however, that the aggregate of all property management and leasing fees paid to affiliates plus all payments to third parties will not exceed the amount that other nonaffiliated management and leasing companies generally charge for similar services in the same geographic location. Cole Realty Advisors may subcontract its duties for a fee that may be less than the fee provided for in the property management agreement. The Company will reimburse Cole Realty Advisors’ costs of managing and leasing the properties. The Company will not reimburse Cole Realty Advisors for personnel costs in connection with services for which Cole Realty Advisors receives real estate commissions. During the year ended December 31, 2009, the Company recorded approximately $459,000 for

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

property management fees. During the period from January 22, 2008 (date of inception) to December 31, 2008, the Company did not pay any fees to Cole Realty Advisors. The Company recorded approximately $125,000 for property management costs incurred by Cole Realty Advisors during the year ended December 31, 2009. No such costs were reimbursed, or required to be reimbursed, to Cole Realty Advisors during the period from January 22, 2008 (date of inception) to December 31, 2008. As of December 31, 2009, approximately $34,000 of such costs had been incurred by CR III Advisors but had not been reimbursed by the Company, and is included in due to affiliates on the consolidated financial statements. As of December 31, 2008, no amounts were payable to CR III Advisors for such costs.

The Company paid, and expects to continue to pay, to CR III Advisors an annualized asset management fee of 0.50% of the aggregate asset value of the Company’s assets (the “Asset Management Fee”). The fee is payable monthly in an amount equal to 0.0417% of aggregate asset value as of the last day of the immediately preceding month. The Company will reimburse costs and expenses incurred by Cole Realty Advisors in providing asset management services. During the year ended December 31, 2009, the Company recorded approximately $1.3 million for asset management fees. No such fees were paid to CR III Advisors during the period from January 22, 2008 (date of inception) to December 31, 2008. During the year ended December 31, 2009, the Company recorded approximately $114,000 for costs incurred by CR III Advisors in providing asset management services. No such costs were reimbursed to CR III Advisors during the period from January 22, 2008 (date of inception) to December 31, 2008. As of December 31, 2009, approximately $17,000 of such costs had been incurred by CR III Advisors but had not been reimbursed by the Company, and is included in due to affiliates on the consolidated financial statements. As of December 31, 2008, no amounts were payable to CR III Advisors for such costs.

If CR III Advisors or its affiliates provides a substantial amount of services, as determined by the Company’s independent directors, in connection with the sale of one or more properties, the Company will pay CR III Advisors or its affiliates up to one-half of the brokerage commission paid, but in no event to exceed an amount equal to 3% of the sales price of each property sold. In no event will the combined real estate commission paid to CR III Advisors, its affiliates and unaffiliated third parties exceed 6% of the contract sales price. In addition, after investors have received a return of their net capital contributions and an 8% cumulative, non-compounded annual return, then CR III Advisors is entitled to receive 15% of the remaining net sale proceeds. The Company will not reimburse CR III Advisors or its affiliates for personnel costs in connection with services for which CR III Advisors or its affiliates receive real estate commissions. During the year ended December 31, 2009, the Company did not pay any fees or amounts to CR III Advisors or its affiliates relating to the sale of properties. No such fees were paid to CR III Advisors or its affiliates during the period from January 22, 2008 (date of inception) to December 31, 2008. As of December 31, 2009 and 2008, no amounts were payable to CR III Advisors for such fees.

Upon listing of the Company’s common stock on a national securities exchange, a fee equal to 15% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing, exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8% cumulative, non-compounded annual return to investors will be paid to CR III Advisors (the “Subordinated Incentive Listing Fee”).

Upon termination of the advisory agreement with CR III Advisors, other than termination by the Company because of a material breach of the advisory agreement by CR III Advisors, a performance fee of 15% of the amount, if any, by which the appraised asset value at the time of such termination plus total distributions paid to stockholders through the termination date exceeds the aggregate capital contribution contributed by investors less distributions from sale proceeds plus payment to investors of an 8% annual, cumulative, non-compounded return on capital. No subordinated performance fee will be paid to the extent that the Company has already paid or become obligated to pay CR III Advisors a subordinated participation in net sale proceeds or the Subordinated Incentive Listing Fee.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company will reimburse CR III Advisors for all expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse CR III Advisors for any amount by which its operating expenses (including the Asset Management Fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets, or (ii) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period, unless the Company’s independent directors find that a higher level of expense is justified for that year based on unusual and non-recurring factors. The Company will not reimburse CR III Advisors for personnel costs in connection with services for which CR III Advisors receives acquisition fees or real estate commissions. During the year ended December 31, 2009, the Company recorded approximately $744,000 for such costs incurred by CR III Advisors. No such costs were reimbursed to CR III Advisors or its affiliates during the period from January 22, 2008 (date of inception) to December 31, 2008. As of December 31, 2009, approximately $133,000 of such costs had been incurred by CR III Advisors but had not been reimbursed by the Company, and is included in due to affiliates on the consolidated financial statements. As of December 31, 2008, no amounts were payable to CR III Advisors for such costs.

During the year ended December 31, 2009, the Company acquired a 100% interest in six commercial properties from affiliates of the Company’s advisor for an aggregate purchase price of approximately $46.2 million. A majority of the Company’s board of directors, including all of the Company’s independent directors, not otherwise interested in the acquisitions, approved the acquisitions as being fair and reasonable to the Company, and that the cost to the Company was not in excess of the current appraised value of the properties or the cost of the properties to the affiliates.

In connection with the real estate assets acquired from affiliates of the Company’s advisor, the Company entered into eight loans totaling approximately $41.6 million, all of which were variable rate debt with interest rates equal to the 3-month LIBO rate plus 250 basis points and were secured by the membership interest held by CCPT III OP in certain wholly-owned subsidiaries on which the debt was placed. Of the $41.6 million, approximately $13.9 million was borrowed from Series B, approximately $15.7 million was borrowed from Series C, and approximately $12.0 million was borrowed from Series D, each of which is an affiliate of the Company’s advisor. The loans from Series C and Series D contain a revolving line of credit feature that allows the Company to borrow up to approximately $15.7 million and approximately $12.0 million, respectively and each loan matures in January 2010. The loan from Series B matured on March 31, 2009. The Company’s board of directors, including all of the independent directors not otherwise interested in the transactions, approved the loans as fair, competitive and commercially reasonable, and determined that their terms were no less favorable to the Company than loans between unaffiliated third parties under similar circumstances. The loans were repaid in full during the year ended December 31, 2009, with gross offering proceeds. The Company paid approximately $184,000 of interest and no financing coordination fee related to the aforementioned loans from affiliated entities.

NOTE 11 —	ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged or will engage CR III Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon CR III Advisors and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12 —	STOCKHOLDERS’ EQUITY

Distribution Reinvestment Plan

The Company maintains the DRIP that allows stockholders of our common stock to elect to have the distributions the stockholders receive reinvested in additional shares of the Company’s common stock. The purchase price per share under the DRIP will be the higher of 95% of the fair market value per share as determined by the Company’s board of directors and $9.50 per share. No sales commissions or dealer manager fees will be paid on shares sold under the DRIP. The Company may terminate or amend the DRIP at the Company’s discretion at any time upon ten days prior written notice to the stockholders. During the year ended December 31, 2009, approximately 1.3 million shares were purchased under the DRIP for approximately $12.6 million which were recorded as redeemable common stock on the consolidated balance sheets, net of redemptions paid of approximately $244,000. During the period from January 22, 2008 (date of inception) to December 31, 2008, there were no shares purchased under the DRIP.

Share Redemption Program

The Company’s share redemption program permits its stockholders to sell their shares back to the Company after they have held them for at least one year, subject to the significant conditions and limitations described below.

There are several restrictions on the stockholder’s ability to sell their shares to the Company under the program. The stockholders generally have to hold their shares for one year before selling the shares to the Company under the program; however, the Company may waive the one-year holding period in the event of the death or bankruptcy of a stockholder. In addition, the Company will limit the number of shares redeemed pursuant to the Company’s share redemption program as follows: (1) during any calendar year, the Company will not redeem in excess of 5.0% of the weighted average number of shares outstanding during trailing twelve month period prior to the redemption date; and (2) funding for the redemption of shares will be limited to the amount of net proceeds the Company receives from the sale of shares under the Company’s DRIP. These limits may prevent the Company from accommodating all requests made by stockholders in any year. During the term of the Offering, and subject to certain provisions the redemption price per share will depend on the length of time the stockholder has held such shares as follows: after one year from the purchase date — 95% of the amount the stockholder paid for each share; after two years from the purchase date — 97.5% of the amount the stockholder paid for each share; after three years from the purchase date — 100% of the amount the stockholder paid for each share.

Upon receipt of a request for redemption, the Company will conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. Repurchases will be made on the last business day of the calendar month. If funds are not available to redeem all requested redemptions at the end of each month, the shares will be purchased on a pro rata basis and the unfulfilled requests will be held until the next month, unless withdrawn. The Company’s board of directors may amend, suspend or terminate the share redemption program at any time upon 30 days prior written notice to the stockholders. The Company redeemed approximately 25,000 shares under the share redemption program during the period ended December 31, 2009 for approximately $244,000. During the period from January 22, 2008 (date of inception) to December 31, 2008, there were no shares redeemed.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13 —	INCOME TAXES

For federal income tax purposes, distributions to stockholders are characterized as dividend income, capital gain income, or as a return of a stockholder’s invested capital. The following table represents the character of distributions to stockholder for the year ended December 31, 2009.

Character of Distributions:	2009

Dividend income	55%
Return of capital	45%

Total	100%

At December 31, 2009, the tax basis carrying value of the Company’s land and depreciable real estate assets was approximately $717.9 million. During the year ended December 31, 2009, the Company incurred state and local income and franchise taxes of approximately $251,000, which were recorded in general and administrative expenses in the consolidated statements of operations. During the period from January 22, 2008 (date of inception) to December 31, 2008, there were no distributions paid to stockholders or state income taxes incurred.

NOTE 14 —	OPERATING LEASES

The Company’s operating leases’ terms and expirations vary. The leases frequently have provisions to extend the lease agreement and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.

The future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases, as of December 31, 2009, is as follows:

Year Ending December 31:	Amount

2010	$62,120,921
2011	62,087,045
2012	61,512,520
2013	60,662,414
2014	60,310,254
Thereafter	780,100,890

Total	$1,086,794,044

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 15 —	QUARTERLY RESULTS (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the year ended December 31, 2009 and the period from January 22, 2008 (date of inception) to December 31, 2008. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information.

	2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenues	$826,207	$2,658,288	$7,699,435	$11,819,604
Operating loss	(2,014,851)	(2,769,495)	(278,696)	(719,854)
Net loss	(2,178,994)	(2,752,676)	(974,229)	(1,914,947)
Basic and diluted net loss per share(1)	(0.05)	(0.07)	(0.02)	(0.06)
Distributions per share	0.17	0.17	0.17	0.17

	2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenues	$—	$—	$—	$—
Operating loss	—	—	—	(104,769)
Net income (loss)	—	—	1,003	(102,151)
Basic and diluted net income (loss) per share(1)	—	—	0.05	(5.11)
Distributions per share	—	—	—	—

(1)	Based on the weighted average number of shares outstanding as of December 31, 2009.

NOTE 16 —	SUBSEQUENT EVENTS

Sale of Shares of Common Stock

As of March 29, 2009, the Company had received approximately $1.3 billion in gross offering proceeds through the issuance of approximately 131.0 million shares of its common stock in the Offering (including shares sold pursuant to the DRIP). As of March 29, 2009, approximately 101.4 million shares remained available for sale to the public for an aggregate offering price of approximately $1.0 billion in the Offering, exclusive of shares available under the DRIP.

Follow-on Offering

Subsequent to December 31, 2009, the Company filed a registration statement on Form S-11 for a follow-on public offering of up to 275,000,000 additional shares of its common stock (the “Follow-on Offering”). As of March 29, 2010, the Follow-on Offering had not commenced.

Redemption of Shares of Common Stock

Subsequent to December 31, 2009, the Company redeemed approximately 35,000 shares for approximately $346,000.

Declaration of Distributions

Subsequent to December 31, 2009, the board of directors of the Company authorized a daily distribution, based on 365 days in the calendar year, of $0.001918007 per share (which equates to approximately 7.00% on

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

an annualized bases calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on April 1, 2010 and ending on June 30, 2010.

Real Estate Acquisitions

Subsequent to December 31, 2009, the Company acquired a 100% interest in 27 commercial real estate properties for an aggregate purchase price of approximately $205.3 million. The acquisitions were funded with net proceeds of the Offering. The Company has not completed its initial purchase price allocations with respect to these properties and therefore cannot provide the disclosures included in Note 4 for these properties. Acquisition related expenses totaling approximately $4.8 million were expensed as incurred.

Borrowing Base Revolving Credit Facility

Subsequent to December 31, 2009, the Company entered into a secured borrowing base revolving credit facility (the “JPMorgan Credit Facility”) with JPMorgan Chase Bank, N.A., JPMorgan Securities Inc. and other lending institutions providing up to $100.0 million until the maturity date of January 6, 2013. Provided that the Company is in compliance with the terms of the JPMorgan Credit Facility and sufficient commitments can be arranged by JPMorgan Chase Bank, the Company may increase the amount of the JPMorgan Credit Facility to a maximum of $200.0 million. The Company can elect to pay a variable interest rate equal to one, two or three month LIBO rate plus 350 basis points or the prime rate plus 100 basis points, each with a minimum interest rate of 4.50% per year. As of March 29, 2010, the borrowing base under the JPMorgan Credit Facility was approximately $71.5 million based on the underlying collateral pool of 24 single-tenant commercial properties that the Company own with an aggregate purchase price of approximately $145.5 million.